Knight

KNIGHT > 2002 Annual Report
TRADING GROUP INC



About Knight Trading Group, Inc.

Knight is focused on meeting the needs of institutional and broker-dealer clients by providing comprehensive trade execution services in cash equities and options. A leading execution specialist, Knight offers capital commitment and access to a deep pool of liquidity across the depth and breadth of the market as it strives to provide superior client service. To be a valued partner, Knight will continue to tailor its equity markets and asset management offerings to meet the needs of its clients.



ONE **COMPANY** ONE **APPROACH**
ONE **BRAND**





With new management and a new philosophy, Knight has been **REDEFINED**. It's now a company **RESTRUCTURED** to better serve its clients. Knight has always provided high-quality trade executions, but now it is **REFOCUSED** on providing among the very best products and services for broker-dealers and institutions. One way Knight accomplishes this goal is with a **RETOOLED** strategy for defining Knight's value-added proposition across its businesses. Knight's product lines have been **REINFORCED** with additional staff, enhancements or new offerings. But in a bear market and in the face of significant market structure changes, Knight's model is being **REFINED** to move the company toward profitability.



And now, introducing the New Knight ...



Discussion with CEO & President Thomas M. Joyce:

Knight is at a particularly fascinating point in its history. So much is going on here internally, so many exciting prospects. At the same time, external pressures have never been more intense.

You can see the effect of these pressures on our 2002 results, our first annual loss. Revenues fell to $527.4 million from $684.7 million in 2001, with Asset Management as our most profitable segment. Pre-tax income reversed from $54.3 million in 2001 to a loss of $73.8 million in 2002. Knight lost $43.2 million in 2002 compared to $38.5 million in net income in 2001. Earnings per share for the full year was ($0.36).

You might also say that Knight is at an important crossroads, between what it was and what it can be. That's why I think Knight will be a dynamic company to track as we enter 2003. We have a full agenda that includes efforts to improve our reputation in the marketplace, shift our organizational structure to focus on clients, and adjust our model to grow our institutional business while maximizing the potential of our original broker-dealer business. All to move Knight along what we call the pathway to profitability.

But before I get too far ahead, let me briefly explain why I came here in the first place. Knight was a company I had watched with admiration since its founding in 1995. It started as a concept that quickly grew into one of Wall Street's most important firms. Later I watched as Knight wrestled with dramatic changes in market structure and the increasingly difficult market environment. In 2002, I came to Knight because I enjoy challenges and believe in the potential of this company. Knight's business model is strained, but the trading platform is unparalleled. I was and I am very proud to have been selected by your Board as Knight's CEO and President. But I also knew I had my work cut out for me. That the company would face difficulties so soon into my tenure was not, however, something I would have anticipated.

ESTABLISHING OUR REPUTATION AND BRAND

My official first day of work was May 30, 2002. Within a week, it was clear my "honeymoon period" was over. On June 3, a software glitch in Knight's trading system generated a series of sell limit orders in our stock, disrupting trading and adversely affecting the quoted price of Knight's stock. While the event was isolated and had no bearing on our business, clients were understandably concerned. This event was followed the very next day by media coverage of what was supposed to be a private arbitration claim in which a former employee made allegations about the way Knight handled trading for some of its clients. I believe the allegations in the arbitration claim were unfounded, but the stories and resulting inquiry by regulators damaged Knight's reputation.

This brings me to the first initiative I'd like to discuss. It's actually a summary of multiple efforts to shift the perception of Knight, a perception that has been driven by the negative events of the last year as well as by Knight's rapid rise to success. Over the last nine months, I have to come to understand that establishing or changing a reputation among external constituents is in fact reliant on changing a corporation *on the inside.* Corporate reputation is tied to both how we do business, and how our employees understand our business.

First, we tackled our organizational structure. We stepped back and looked at Knight from a client's perspective. What we saw were multiple subsidiaries that meant different things to different people. Our regulated entities still exist, of course, but overall the organization is being simplified to revolve around clients rather than the individual subsidiaries themselves. We're instituting greater coordination among our product lines as well as between our two primary client groups, broker-dealers and institutions. More teams are being formed around clients rather than teams designed to sell one specific product or service. The renewed client focus also is driving the creation of new and enhanced offerings that are either homegrown or obtained from the outside.

Employees are embracing this new client-centric structure and the mindset of *one* company. With *one* approach. And *one* brand. It's just the beginning of building a new corporate culture. In 2002, we also aligned compensation so our market makers are rewarded for providing the best possible service to our clients. In 2003, we're examining additional ways compensation and benefits can attract and retain key employees as well as provide incentives for employees throughout the organization to do what's best for the client. As an example, we're looking to establish a 2003 Equity Incentive Plan, subject to shareholder approval.

Meanwhile, management-to-employee, employee-to-employee and product-to-product communication has increased, and keeping these lines open between us is a priority.

We carried these efforts outside Knight through a corporate awareness advertising campaign launched in January 2003 emphasizing Knight's commitment to its clients and the establishment of a new philosophy for placing clients first. We also organized multiple events that brought management together with clients, shareholders, sell-side analysts and the media.

GROWING OUR INSTITUTIONAL PRESENCE

Knight's ability to improve our reputation directly affects our ability to strengthen our institutional presence. And a strong institutional business is, in itself, an important part of establishing Knight's pathway to profitability.

Let me explain. Knight makes money in essentially three ways: capturing the effective spread; charging fees and commissions for our trade execution services; and managing our inventory of securities as we make markets for our clients.

Decimalization and the one-cent Minimum Price Variant have collapsed spreads for Knight and for all of our competitors. Profit margins are being squeezed. Knight believes its trading platform, service level and continuous liquidity make it a standout among firms competing for broker-dealer order flow. Hence, we're seeking ways to better price the liquidity we offer to our broker-dealer clients. And, accordingly, we are looking at how to grow our higher-margin business – providing products and services to institutions – where we can collect a fee or commission.

We recognize that it's a competitive market. But Knight already is in a particularly strong position to grow a respected institutional business. No other independent firm offers the comprehensive trade execution products and services we do. Our broker-dealer operation remains a top order flow destination feeding a massive pool of natural liquidity, an important strategic asset for the company. Knight can tap this liquidity, commit capital and connect to other liquidity sources across the market to handle the largest, most complex trades for institutions according to their priorities: liquidity, speed, price, low impact or anonymity.

Regardless of our natural advantages in the institutional market, Knight is not sitting back and waiting for clients to come to us. We have hired senior-level personnel in cash equities, options, sales, trading and services throughout 2002 and into 2003. And we'll continue to add people to support our institutional effort. These experts complement the strong skill base of Knight's veterans, and they are working together to develop new products and services or enhance the ones we have. Finally, Knight's effort to establish its brand and improve perceptions of the company in the marketplace, as I described, are a critical piece of our institutional strategy. In the end, we want to be the professionals with whom institutions will *always* want to do business.

MANAGING OUR RISKS FOR REWARDS

Much of our work – to garner more institutional business, invigorate the broker-dealer business, change corporate culture, establish a brand – is within our control. But other issues are not, and they will impact how well and how long it takes for Knight to reach and sustain profitability. This management team will do everything in our power to manage through these issues in order to attain the best possible outcome for shareholders.

When it comes to regulatory and legal issues, for example, Knight is committed to taking whatever steps are necessary to protect our clients, employees and shareholders. We will continue to work cooperatively with the regulators to put any questions and concerns behind us.

As we closed fiscal year 2002, we were still operating in a bear market – with large numbers of investors on the sidelines and with no ability to predict when they'll return. We have made some decisions in the first quarter of 2003 that will impact results going forward.

We're writing down our real estate lease commitments due to the continued recession and overcapacity in the New York metro-area commercial real estate market. The Japanese market, after a decade in and out of recession, still has not recovered. As a result, Knight is closing Knight Securities Japan, its market-making unit operated with partner Nikko Cordial Group. Finally, most painfully, Knight has experienced several rounds of layoffs to better align our operations with these realities.

The market, the economy and conflict in the Middle East ... these things make our effort to gain profitability more complex but no less possible. My goal – and the goal of Knight's new management team – is to position this company for long-term success. The strategy has been established; now it's up to us to execute. These challenges we face, internal and external, controllable and not, will affect our timetable for achieving certain milestones.

But a 12-month "overnight" success, as I like to say, is success nonetheless.



Thomas M. Joyce

Chief Executive Officer & President
Knight Trading Group, Inc.

March 31, 2003

CLIENT MIX : PERCENTAGE OF REVENUES*


BROKER-DEALERS
100%
1995


ASSET MANAGEMENT 7%
OPTIONS 27%
INSTITUTIONS 26%
BROKER-DEALERS 40%
2002

TOTAL REVENUES
(in millions)


$411
$897
$1,257
$685
$527
1998
1999
2000
2001
2002

PRE-TAX MARGINS (LOSS)**


27.5%
35.2%
33.3%
7.9%
(14%)
1998
1999
2000
2001
2002

DILUTED EARNINGS PER SHARE (LOSS)**


$0.63
$1.50
$2.04
$0.31
($0.36)
1998
1999
2000
2001
2002

NET INCOME (LOSS)**
(in millions)


$65
$188
$259
$39
($43)
1998
1999
2000
2001
2002

* Unaudited numbers derived from Company estimates.

** Calculations are based on pro forma numbers for the years ended 1998, 1999 and the period ended January 12, 2000. See footnotes 2 and 3 on page 25.

Q&A

with CEO & President Thomas M. Joyce:

Is Knight a different company today than it was a year ago?

Yes, and it's still in transition. I came to Knight in 2002 because, over the years, I had seen the company grow from an entrepreneurial start-up into a market leader. I saw an opportunity as did others, and we have been fortunate to attract a number of talented and experienced people. Together with Knight's existing talent, we have developed a new philosophy to focus on our clients by restructuring around them, and by building the innovative products and tools they desire.

What is the most promising opportunity for Knight?

Knight is putting the pieces into place for what we believe will be a world-class institutional business with a recognized and respected brand. Knight has the expertise to execute institutional orders based on client needs. And we are uniquely positioned to offer comprehensive yet unbundled trade execution services across the full depth and breadth of the market.

How will Knight differentiate itself from other trade execution service providers?

We are in a new era where trade execution capabilities and client relationships matter most. With our capital commitment, liquidity and the right technology, Knight strives to be among the best trade execution providers in the industry. When it comes to client relationships, we believe there is always room for improvement. That's why we will continue to add individuals with reputations for superior client service. We want our trading desk to be a natural extension of our clients' trading desks.

What are the key challenges facing Knight?

First, it's the challenge of growing our institutional business at a time when investor confidence and market participation are at an all-time low. Knight faces the additional challenge of adjusting its original broker-dealer business to reflect the value of our liquidity and capital commitment. Market structure changes have pressured margins, so Knight must find ways to better price its liquidity.

Does Knight expect the market environment to change, and if so, how will it affect Knight's profitability?

Bull or bear market, Knight's goal is to reach and sustain profitability. There are no excuses. We have made painful but necessary cuts to our staff. We will continue to look for ways to reduce trading and clearing costs, and payment for order flow. Meanwhile, we look to increase revenues by attracting new clients and enhancing relationships with our existing clients.

Is high-volume retail trading, and Knight's dominance of this market, a thing of the past?

We work and plan as though we won't see retail investors return to the markets with the same frenzy as they participated in the late '90s. That said, Knight's broker-dealer business continues to dominate market share by volume. We offer the most comprehensive trade execution services, backed by our willingness to commit capital and our ability to customize around our clients' needs. We trade across nearly the entire equity securities marketplace. It's this deep pool of liquidity that makes our broker-dealer business the foundation on which to grow an institutional business.

What is Knight's role in the marketplace?

Knight broadens access to the capital markets. It sounds lofty, but we believe it's true. Knight takes risk and commits its own capital to complete trades when liquidity doesn't exist naturally in the marketplace. We trade in nearly every equity security. And, no one supplies more liquidity to a greater number of small and thinly traded stocks than Knight. By continuing to make markets and to provide liquidity in small- and mid-cap stocks, Knight plays a critical role in the capital formation process.

What are some things we should look for from Knight in 2003?

By focusing on our clients, we're restructuring the company to provide the absolute best access to our entire menu of products and services. We continue to put great time and effort into building a corporate culture based on trust, integrity and accountability. I believe that by the end of 2003, you will see a more transparent, more cohesive organization. You'll see a stronger institutional business than we had at the beginning of the year, and new pricing models in our broker-dealer business that appropriately reflect the value of its liquidity resource. All the while, we aim to continue along the pathway to profitability.

What is Knight's ultimate goal?

Knight wants to set the industry standard for client service. It's our boldest ambition. It's an ideal that drives everything we do. All of our initiatives come down to this. Our restructuring around clients, our design of more and better products and services, and our changing corporate culture. By doing so, we will demonstrate our commitment to advancing our clients' interests. We will earn their trust with every trade. Knight wants to be the trade execution provider with whom broker-dealers and institutions will *always* want to do business.



...NEW MANAGEMENT..........NEW PHILOSOPHY...........RESTRUCTURED AROUND OUR CLIENTS....

...TRANSPARENCY...............ACCESS.............INNOVATIVE PRODUCTS AND SERVICES..........

...COVERAGE..........CAPITAL.............CONNECTIVITY.............CONTENT.............PATHWAY TO PROFITABILITY............

With a notable recruitment of talent to complement veteran staff, Knight has a new team with the know-how to explore the opportunities made possible by the Knight founders who came before them.

redefined



NEW MANAGEMENT

CEO and President Tom Joyce arrived in May 2002 with more than 25 years of experience on Wall Street, an appreciation for Knight's history of innovation, and a firm belief that the Knight business model has tremendous potential.

Tom was the beginning of what has become a notable recruitment of talent to complement Knight's veteran staff. With a newly hired executive to lead the entire institutional group, Knight quickly filled out its institutional sales and trading roster both in the company's Jersey City headquarters, and in cities with the highest concentration of institutional clients. In the second half of 2002, Knight appointed institutional sales heads, opened new offices in Chicago and San Francisco and bolstered its Boston office with the addition of institutional producers.

Knight's cash equity trading operations also added expertise. The head of cash equity trading started in July 2002, followed by a co-head of Nasdaq trading, a head of listed block trading, and multiple senior traders. Knight has rounded out the growing institutional effort by enhancing its soft dollar group, introducing an institutional options and exchange traded fund sales and trading team, and hiring a client connectivity expert. Further, Knight brought on board a general counsel with a regulatory focus. Add these new hires to the company's existing talent and Knight has a new team with the know-how to explore the opportunities made possible by the Knight founders who came before them.

Knight's new management has a whole new way of looking at the company's unique competitive position, with an unwavering client commitment and a mindset of *one* company. With *one* approach. And *one* brand.



NEW PERSPECTIVE

NEW PHILOSOPHY

Knight has always provided high-quality trade execution. So, what has changed with new management? A new perspective. Knight has a whole new way of evaluating its competitive advantage and how to leverage it.

No other trading firm is quite like Knight. In an age when the bundling of investment banking and research is under intense scrutiny, Knight believes it stands out as an independent source of straightforward trading and market making.

At the same time, other pure execution venues similar to Knight have more limited offerings. Even the largest of these niche firms cannot cover the breadth of cash equity and option securities that Knight can.

At the core of this new philosophy, and Knight's ability to build upon its competitive position, is an unwavering commitment to clients. This means restructuring to improve access to the entire range of available products and services with a mindset of *one* company. With *one* approach. And *one* brand. It means developing and enhancing products and tools that meet the needs of institutional and broker-dealer clients. And it means leveraging the trading platform to best serve the needs of both client groups. After all, Knight believes it is a unique place where institutional and retail order flow converge.

Knight has adopted a new, less complicated organization emphasizing simplicity and transparency. Emphasis on individual subsidiaries is being diminished; client service is the primary focus.



KNIGHT'S CLIENT-CENTRIC STRUCTURE





ORGANIZATION
Legal, Compliance & Risk Management
PRODUCTS
Strategy & Business Development
Cash Equity
CLIENTS
Options
Corporate Communication & Investor Relations
Asset Management
Human Resources, Operations, Service & Technology
Accounting & Finance

Knight's structure puts clients at the center with direct access to cash equity, options and asset management products and services. These sales and trading operations are further supported by functional groups.


restructured

RESTRUCTURED AROUND OUR CLIENTS

Knight always thought of itself as a collection of subsidiaries, each one offering a different product or service. This viewpoint was the direct outcome of a history as an equity market maker that acquired options market-making and asset management businesses along the way. Today, Knight's viewpoint has evolved. A company should be built around the audience that matters most – the clients. In 2002, Knight began its transformation.

SIMPLICITY AND TRANSPARENCY

Knight has adopted a new, less complicated organizational structure emphasizing client service, simplicity and transparency. Emphasis on individual subsidiaries is being diminished. Ideally, clients shouldn't think of Knight Securities, Knight Capital Markets, Knight Financial Products or Knight Execution Partners. Rather, Knight wants to be seen as *one* company. With *one* approach. And *one* brand.

In order for Knight's new structure to work well, corporate culture must shift in tandem. Knight employees are embracing client commitment and service as their priority. Departments have been reorganized to build teamwork. Compensation has been changed to reward market makers for focusing on the client.

GREATER ACCESS TO PRODUCTS AND SERVICES

Knight's original silo structure made for less-than-efficient client service. It was possible for the same client to be contacted by two or more different Knight representatives from different subsidiaries with different offerings. Today, Knight is building teams around each client to better coordinate outreach. Ideally, client access to Knight's products and services should be seamless. At the same time, Knight will continue to look for opportunities to cross-sell these products and services. Many clients who come to Knight for cash equity trade execution could use option services as well. Broker-dealer clients could benefit from Knight products typically offered to institutions. Such coordination should improve as the lines between subsidiaries fade.

More broker-dealers come to Knight than to any other trading firm. They come for quality trade executions, capital commitment, and the coverage and connectivity of an unparalleled trading platform.

BROKER-DEALERS

In the late '90s, technology enabled a new era where information access met with ease of execution. Together with economic catalysts, these factors triggered an explosion in individual investing and the broker-dealer industry. Knight grew into the largest trade execution venue for broker-dealer order flow.

Now retail investors are in retreat, decimalization has collapsed spreads, and fragmentation has increased the cost of executing small orders. While these current issues are a drag on industry profitability, the pool of liquidity fed by Knight's broker-dealer business remains an important strategic asset for the company. In addition, Knight believes its trading platform, service level and continuous liquidity make it a standout among firms competing for order flow.

Broker-dealers don't have to guess whether or not Knight is able to meet their needs. Why? Knight can handle orders of virtually any size, in any security, with a particular strength in secondary and tertiary issues. In an increasingly fragmented marketplace, Knight reaches across liquidity pools for greater consistency and certainty than trade execution providers who lack Knight's connectivity. It works closely with broker-dealer clients to customize order handling – even on a real-time basis – as they seek best execution for their customers. Publicly available SEC 11Ac1-5 statistics reflect the high quality of Knight's trade executions. Knight offers all this while remaining at a competitive price point. It's why more broker-dealers come to Knight than to any other trading firm.

Knight recognizes that this is an age and an industry where trade execution capabilities and client relationships matter most. It strives to become the natural extension of its clients' trading desks.

refocused

INSTITUTIONS

The focal point of Knight's ability to attract greater institutional order flow is the Knight model. Knight offers comprehensive yet unbundled trade execution services covering the depth and breadth of the market. It can handle large, complex trades with liquidity from its own order flow as well as connectivity to other sources. And Knight has the expertise to execute institutional orders according to client needs.

Knight is putting the pieces into place to ultimately build a world-class institutional business. Knight has added experienced sales-traders and will continue to fill out its institutional team as appropriate. And the company is leveraging its trading platform and better coordinating across all product areas: Over-the-Counter, Listed Block Trading, Soft Dollar, Institutional Options, OTC-Listed, Program Trading and Corporate Services. These initiatives support Knight's already established market leadership position in small- and mid-cap stocks.

Knight recognizes that this is an age and an industry where trade execution capabilities and client relationships matter most. And so it is shifting its corporate culture to better focus on clients. Changing compensation so traders are rewarded for focusing on the client. And building teams around each client to increase its business by targeting new institutions while expanding current relationships. Knight strives to become the natural extension of its clients' trading desks.



retooled

.................................23.75.........45.25.........1.41...

COVERAGE

Knight endeavors to provide the most comprehensive trade execution services and products to its broker-dealer and institutional clients. Knight has solidified its sales and trading teams to better serve institutions from West Coast to East Coast. Meanwhile, Knight's broker-dealer business is both pursuing improved penetration of regional and New York full-service firms and going after more business from online brokers, program trading desks and options market makers.

CAPITAL

When Knight receives a client order, it taps a deep liquidity pool to execute that order. But when liquidity isn't available, Knight steps forward and does what ECNs can't do. Knight takes risk on behalf of the client. Knight can commit its own capital to make sure the trade happens. Knight calls this "enhanced liquidity." Clients call it "getting on the tape."

CONNECTIVITY

With links to all exchanges and ECNs, Knight's access to liquidity is expansive. If a client requires liquidity that's not readily available, Knight's expert staff uses sophisticated systems to go out and get it. This ability to access the other side of the trade is a testament to Knight's scale and the talent of its technology team – who are already at work on the next generation of institutional trading technology.

CONTENT

Knight makes every effort to aggregate resources to help clients make the best decisions when it comes to executing their trades effectively. The cash equity trading floor has been reorganized along industry sectors. Sectorization allows traders to gather and share sector- and stock-specific data in order to guide clients as they move in and out of the market.

Knight uses four main components – Coverage, Capital, Connectivity and Content – to help define and drive its business with the ultimate goal of providing the best products and services in the industry.



VALUE-ADDED PROPOSITION

The "Four Cs" are applied differently across the company's product lines, but they are a common bond to connect Knight's value-added proposition to its clients: institutions and broker-dealers.


Coverage
Content
CLIENTS
Capital
Connectivity

To be a valued partner, Knight has expanded its products and services and will continue to tailor its equity markets and asset management offerings to meet the needs of its clients.


reinforced

INNOVATIVE PRODUCTS AND SERVICES

Knight has the ability to execute orders in more cash equity and option securities than any other independent trade execution firm. Knight's other critical business is an asset management fund that has served institutional and high-net-worth investors well. However, Knight recognizes that a valued partner must deliver an entire range of products and services to meet its client demands. To be this valued partner, Knight has recently expanded its offerings to include Listed Block Trading, Soft Dollar Services, Institutional Options, Program Trading and Corporate Services. Knight will continue to tailor its equity markets and asset management offerings to meet the needs of its clients. Whether it means building products and services on the inside or obtaining them from the outside.

CASH EQUITY

Knight's trading platform is firmly established. No one trades more cash equities. No other execution specialist has the ability to make markets or trade in virtually every domestic market...NYSE and AMEX. Nasdaq NMS and Small-Cap. OTC Bulletin Board and Pink Sheets. This range makes Knight a destination for both broker-dealer *and* institutional order flow. Knight's trading professionals have the capability to handle all types of orders, from the smallest or most simple to the largest or most highly complex. And in agency, principal and riskless principal capacity. Knight's technology also sets it apart. Connectivity to external liquidity sources is all-encompassing. Internally, Knight has the systems for intelligent trading and inventory management.

Knight is building upon these strengths by improving client service. In the fourth quarter of 2002, Knight introduced a sectorized approach to trading in order to assist institutional clients in their trading decisions. Compensation structure was changed to further align the interests of the trading floor with the interests and expectations of Knight's clients. Going forward, Knight's cash equity trading desk seeks to develop even stronger institutional trading practices and to answer the needs of broker-dealers. Knight is determined to earn its place as a valued partner to its clients.



principal valued partner connectivity trading platform

OPTIONS

In 2002, Knight's equity options volume made it the second-largest in the industry with a footprint that increased to 70% at the close of the year, from 60% at the beginning. The company is the named specialist in approximately 550 options classes, covering more than two-thirds of all equity options order flow on all five U.S. options exchanges. While Knight increased its size, it did so efficiently through organic growth and by making selective purchases of specialist trading rights in additional options classes.

Knight began to reap the benefits of increased scale with a reduction in fixed costs per contract. Technology allows fewer people to handle greater options volume. Knight also has the technology to capitalize on an increasingly electronic marketplace and to intelligently manage risk through further automation and standardization. Knight can connect to any venue and mass quote across all options classes. To combine historical volatility curve and live data to provide valuable information to clients. And to customize order routing per client designations, best markets or other protocols. Further, Knight's proprietary models allow for automated inventory management – essentially, risk-adjusted market making.

ASSET MANAGEMENT

Knight offers asset management services to institutional investors and high-net-worth individuals through Deephaven Capital Management. A wholly owned subsidiary of Knight since it was acquired in 2000, Deephaven remains a substantial, independent business.

Deephaven manages a multi-strategy market neutral hedge fund. Funds with "market neutral" strategies are not interested in making the occasional major profit from exploiting directional price movement. Rather, market neutral managers capture mispricings or spreads between related capital instruments on an ongoing and consistent basis.

Deephaven's investment philosophy is to earn returns with low risk and low correlation to the equity markets. The primary focus is preservation of capital. Deephaven pursues this strategy through diversified investments utilizing sophisticated arbitrage trading, including convertible, statistical, and risk arbitrage; private placement; and distressed debt.

Like Knight's trading operations, Deephaven also believes that technology is an important driver for achieving long-term success. The fund's commitment to superior client service is achieved by combining advanced technology with highly skilled and educated staff.

Knight's strategy isn't dependent upon a dramatic turn of market, economic or global events. Rather, Knight seeks to fine-tune its business model to make progress toward long-term profitability.



CHALLENGING MARKET ENVIRONMENT

While Knight experienced tremendous internal change during 2002, the environment outside of Knight changed little. Investor confidence, which collapsed at the close of 2001, remained in a trough throughout 2002 and into 2003. The retail investors who once turned to the public equity markets to fund their futures abandoned stocks for cash. The Sarbanes-Oxley Act was a significant step toward enhancing corporate governance but has yet to rekindle investor trust. The action – or inaction, as it were – of institutional money managers reflected the disillusionment of their mutual and pension fund customers, as well as the lingering aftermath of the market's burst bubble.

Knight and its fellow market participants continued to struggle with declining dollar volumes and decimalization's shrinking effect on spreads. As share values tumbled, share volume became an increasingly unreliable predictor of revenue. While volumes rose in OTC Bulletin Board stocks, where Knight handles the bulk of trading, these low-priced securities offered less revenue capture opportunity for the firm.

For those who remain after the consolidation that is sweeping the industry, braving the market means encountering rising market fragmentation. Liquidity in Nasdaq stocks is increasingly divided among market participants using Nasdaq's SuperMontage℠, exchanges with Unlisted Trading Privileges and ECNs. Knight has the connectivity to gather the liquidity necessary to complete trades for its clients, but not all participants utilize the same technology or fee structure. Accessing their liquidity is neither simple nor cost-effective.

These are the same issues that plagued the securities industry in 2001, but a new challenge inserted itself into the mix during 2002. Geopolitical turmoil, exemplified by the tragic events of September 11th and the War on Terrorism, has pushed the markets into a state of instability not seen since the fall of 1990. Today, investor apprehension continues to be reflected in pressured market indices and erratic volume trends.


refined

PATHWAY TO PROFITABILITY

Uncertainty. Low dollar volumes. Fragmentation. Consolidation. They're all words the securities industry expects to use again and again through the coming year when describing the market environment.

So Knight's strategy, set forth by new management in the second half of 2002, isn't dependent upon a dramatic turn of market, economic or global events. While Knight's business model has been severely tested, the company believes fine-tuning rather than outright rejection of the model will bring the desired result: progress toward long-term profitability.

A key step forward is the initiative to build an enhanced institutional business. Knight already has the trading platform, liquidity and capital commitment that make it a natural magnet for institutions with their specific demands for large block trading capabilities, discretion and low impact. In order to fully realize the potential of this business segment, Knight is building and enhancing products and tools and is adding experienced personnel to the institutional team.

In light of market structure changes, the broker-dealer business must transition. The value of Knight's most important strategic asset – liquidity – must be recognized and appropriately reflected through changes to pricing models and fee structures. In addition, Knight will continue to rationalize this business line through aggressive management of expenses, greater automation for trade execution and inventory management protocols, and reductions in payment for order flow, without sacrificing optimal service for its clients.

Knight will continue to focus on expense management. It made deep cuts to its staff in 2002 and early 2003. The search for further efficiencies throughout all operations, including trading, technology, facilities and clearing, continues. Knight looks to address inefficiencies outside of its operations, as well, by actively supporting regulatory proposals designed to level the playing field for all market participants.

And, as always, Knight protects its strong balance sheet. Ample cash and zero long-term debt remain a safety net within an increasingly complex setting.



We put our clients' interests first, working relentlessly to exceed their expectations. We take responsibility, accept challenges and lead by example. We do what's right, striving continuously to earn the trust of our clients, employees and shareholders. And we communicate often and openly, working together to enhance every aspect of our performance. These are the standards by which you will come to know us.

CLIENT COMMITMENT .... LEADERSHIP ....

.... INTEGRITY .... COLLABORATION ....





24 Selected Financial Data

26 Management's Discussion and Analysis of Financial Condition and Results of Operations

41 Consolidated Quarterly Results (Unaudited)

42 Consolidated Statements of Financial Condition

43 Consolidated Statements of Operations

44 Consolidated Statements of Changes in Stockholders' Equity

46 Consolidated Statements of Cash Flows

47 Notes to Consolidated Financial Statements

62 Report of Independent Accountants

63 Directors and Management Team

64 Corporate Headquarters and Offices



SELECTED FINANCIAL DATA

The following selected consolidated financial data are qualified by the Consolidated Financial Statements of Knight Trading Group, Inc. and the Notes thereto included elsewhere in this document. You should read the following in conjunction with the Consolidated Financial Statements and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document. The Consolidated Statements of Operations Data for 2000, 2001 and 2002 and the Consolidated Statements of Financial Condition Data at December 31, 2001 and 2002 have been derived from our audited Consolidated Financial Statements included elsewhere in this document. The Consolidated Statements of Operations Data for 1998 and 1999 and the Consolidated Statements of Financial Condition Data at December 31, 1998, 1999 and 2000 are derived from Consolidated Financial Statements not included in this document.

FOR THE YEARS ENDED DECEMBER 31,	**2002**	2001	2000	1999	1998
in thousands, except share and per share data					
Consolidated Statements of Operations Data[1]**:**					
Revenues					
Net trading revenue	**$430,324**	$564,630	$1,157,516	$845,105	$395,417
Commissions and fees	**41,768**	47,943	32,548	16,439	3,983
Asset management fees	**34,510**	36,757	41,884	19,921	6,134
Interest and dividends, net	**5,923**	24,949	16,137	11,950	3,981
Investment income and other	**14,831**	10,433	9,225	3,160	1,520
Total revenues	**527,356**	684,712	1,257,310	896,575	411,035
Expenses					
Employee compensation and benefits	**220,162**	249,971	421,170	269,224	123,023
Execution and clearance fees	**120,519**	117,519	112,238	89,575	50,724
Payments for order flow	**66,572**	81,942	174,646	138,697	82,499
Communications and data processing	**37,744**	50,856	33,025	18,944	11,721
Depreciation and amortization	**37,569**	42,759	25,336	11,396	7,271
Occupancy and equipment rentals	**25,024**	20,540	18,742	10,706	6,139
Professional fees	**17,194**	15,052	21,527	7,889	4,513
Business development	**7,581**	11,617	14,806	10,295	2,913
Merger related costs	**-**	–	–	9,969	–
International charges	**35,924**	–	–	–	–
Writedown of assets and lease loss accrual	**16,157**	20,539	–	–	–
Other	**16,718**	19,572	17,289	7,050	4,150
Total expenses	**601,164**	630,367	838,779	573,745	292,953
(Loss) income before income taxes and minority interest	**(73,808)**	54,345	418,531	322,830	118,082
Income tax (benefit) expense	**(21,518)**	25,461	159,446	111,546	22,251
(Loss) income before minority interest	**(52,290)**	28,884	259,085	211,284	95,831
Minority interest in consolidated subsidiaries	**9,048**	9,642	837	–	–
Net (loss) income	**$ (43,242)**	$ 38,526	$ 259,922	$211,284	$ 95,831
Basic earnings per share	**$ (0.36)**	$ 0.31	$ 2.12	$ 1.75	$ 0.93
Diluted earnings per share	**$ (0.36)**	$ 0.31	$ 2.05	$ 1.68	$ 0.93

FOR THE YEARS ENDED DECEMBER 31,	**2002**	2001	2000	1999	1998
in thousands, except share and per share data					
Pro forma adjustments					
Income before income taxes and minority interest			$ 418,531	$ 322,830	$118,082
Adjustment for pro forma employee compensation and benefits[2]			(267)	(7,580)	(5,097)
Pro forma income before income taxes and minority interest			418,264	315,250	112,985
Pro forma income tax expense[3]			160,089	126,790	48,040
Pro forma income before minority interest			258,175	188,460	64,945
Minority interest in consolidated subsidiaries			837	–	–
Pro forma net income			$ 259,012	$ 188,460	$ 64,945
Pro forma basic earnings per share			$ 2.11	$ 1.56	$ 0.63
Pro forma diluted earnings per share			$ 2.04	$ 1.50	$ 0.63
Shares used in basic earnings per share calculations[4]	**120,771,786**	123,796,181	122,520,733	120,821,710	103,115,712
Shares used in diluted earnings per share calculations[4]	**120,771,786**	125,758,863	126,863,316	125,755,430	103,115,712

DECEMBER 31,	**2002**	2001	2000	1999	1998
in thousands					
Consolidated Statement of Financial Condition Data:					
Cash and cash equivalents	**$ 316,722**	$ 361,294	$ 364,058	$ 304,054	$ 117,705
Securities owned, held at clearing brokers, at market value	**1,984,500**	1,754,483	1,799,967	910,233	411,288
Receivable from brokers and dealers	**480,195**	820,103	114,047	215,423	107,537
Total assets	**3,171,876**	3,226,687	2,521,409	1,540,286	684,644
Securities sold, not yet purchased, at market value	**2,254,900**	2,039,356	1,427,214	720,919	328,171
Total stockholders' (members') equity	**756,416**	834,256	774,186	499,231	205,873

[1] Certain prior year amounts have been reclassified to conform to current year presentation.

[2] Before our merger with Arbitrade Holdings LLC ("Arbitrade"), the predecessor to our options business and Deephaven, on January 12, 2000, Arbitrade was a limited liability company and compensation and benefits to Arbitrade's members were accounted for as distributions of members' equity. Pro forma compensation expense was computed as 15% of the before-tax profits earned by Arbitrade for the years ended December 31, 1998, 1999 and for the period ended January 12, 2000.

[3] Before our merger, Arbitrade was a limited liability company and was not subject to income taxes. Pro forma income tax expense was computed based on Arbitrade's income at an effective tax rate of 42.5% for the years ended December 31, 1998 and 1999 and for the period ended January 12, 2000.

[4] Weighted average shares outstanding for all years presented have been determined as if the merger with Arbitrade occurred as of the earliest date presented. Shares issued in connection with our initial public offering have been considered in determining weighted average shares outstanding only from the date they were issued.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We have two reportable business segments: Equity Markets and Asset Management. Within Equity Markets, we are a leading execution specialist making markets in cash equities and in options on individual equities and equity indices. Additionally, we maintain an Asset Management business for institutions and high-net-worth individuals.

Market and Economic Conditions in 2002

In the U.S., market and economic conditions remained difficult during 2002. Investors continued to be concerned with weak corporate earnings and increased uncertainty about the strength and pace of the domestic economic recovery. In addition, investor confidence weakened due to increased concerns regarding the quality of corporate financial reporting and accounting practices, corporate governance, unethical or illegal corporate practices and several significant corporate bankruptcies. These developments, coupled with increased geopolitical unrest, created difficult conditions in the U.S. financial markets, resulting in a decline in the U.S. equity markets for a third consecutive year. During 2002, the Nasdaq Composite Index was down 32% from December 31, 2001. Similarly, the DJIA and the S&P 500 were down 17% and 23%, respectively, from December 31, 2001. The Securities and Exchange Commission (the "SEC") also enacted certain laws including, among other things, requiring chief executive officers and chief financial officers of public companies to certify the accuracy of certain financial reports and other SEC filings. In addition, The Sarbanes-Oxley Act of 2002 was enacted, which included broad regulation affecting public companies with provisions covering corporate governance and management, new disclosure requirements, oversight of the accounting profession and auditor independence. Economic and market conditions also were similarly difficult in Europe and Japan during 2002. These conditions adversely affected the Company's 2002 results of operations. It currently is uncertain when these market and economic conditions will improve.

Certain Factors Affecting Results of Operations

Our results of operations may be materially affected by market fluctuations, regulatory changes and by economic factors. We have experienced, and expect to continue to experience, significant fluctuations in operating results due to a variety of factors, including, but not limited to, the value of our securities positions and our ability to manage the risks attendant thereto; the volume of our market-making activities; the dollar value of securities traded; volatility in the securities markets; the performance of our international businesses; our ability to manage personnel, overhead and other expenses, including our occupancy expenses on our office leases; the strength of our client relationships; the amount of revenue derived from limit orders as a percentage of net trading revenues; the amount of, and volatility in, the results of our statistical arbitrage and program trading portfolios; changes in payments for order flow and clearing costs; the addition or loss of executive management and sales, trading and technology professionals; legislative, legal and regulatory changes; regulatory matters; geopolitical risk; the amount and timing of capital expenditures and divestitures; the incurrence of costs associated with acquisitions and dispositions; investor sentiment; the level of assets under management; technological changes and events; seasonality; competition and market and economic conditions. Such factors may also have an impact on our ability to achieve our strategic objectives, including, without limitation to, increases in our market share and revenue capture in our Equity Markets segment and increases in our fund returns and assets under management in our Asset Management segment. If demand for our Equity Markets segment's services declines and we are unable to adjust our cost structure on a timely basis, our operating results and strategic objectives could be materially and adversely affected. Additionally, our operations could be affected by the activity of certain exchanges. Poor results and low activity at exchanges could materially and adversely affect our operating results and lead to a writedown of certain intangible assets.

As a result of the foregoing factors, period-to-period comparisons of our revenues and operating results are not necessarily meaningful and such comparisons cannot be relied upon as indicators of future performance. There also can be no assurance that we will be able to return to the rates of revenue growth that we have experienced in the past, that we will be able to improve our operating results or that we will be able to regain our profitability levels on an annual and/or quarterly basis.

Trends

We believe that our business is currently impacted by the following trends that may affect our financial condition and results of operations. First, the continuing effects of decimalization and other market structure changes, competition and market conditions have resulted in a significant decline in revenue capture per share in our cash equities market-making operations and revenue capture per contract in our options market-making operations. For example, average revenue capture per share has fallen from $0.0092 in 2000 to $0.0015 in 2002. Average revenue capture per contract has similarly fallen from $5.64 in 2000 to $2.41 in 2002. Average revenue capture per share represents the total net trading revenue from our cash equities market-making operations divided by the volume of U.S. equity shares traded. Average revenue capture per contract reflects the total net trading revenue plus net interest income from our options market-making and specialist operations divided by the volume of our U.S. option contracts traded. Second, decimalization and other market structure changes, competition and market conditions have triggered an industry shift from market makers trading OTC securities solely as principal to executing trades on a riskless principal or agency basis with institutions paying commission-equivalents or commissions, respectively, as declining spreads reduce profits for principal equity trading firms and as firms become more risk-averse in their capital commitments. Currently, we execute the majority of our institutional client orders on a riskless principal or agency basis, charging commission equivalents or commissions, and we execute the majority of our broker-dealer client orders as principal. Third, market makers have reduced their payment for order flow rates as average revenue capture per share and average revenue capture per contract have fallen. We have changed our payment for order flow rates several times in 2001 and 2002. In addition, we also have recently expanded our program of charging execution fees to certain of our broker-dealer clients for certain order flow. Fourth, electronic communication networks ("ECNs") and other alternative trading systems, that can charge access fees to counterparties who access their liquidity where market makers cannot, now account for a significant amount of Nasdaq trading volume. Also, direct access trading solutions and application service providers are growing in popularity. The introduction of SuperMontage by Nasdaq and the increase in trading of Nasdaq-listed securities on other exchanges has increased market fragmentation, resulting in increased execution expenses, fragmented liquidity pools and different market centers using different sets of regulatory rules and regulations. Fifth, the effects of decimalization and market conditions have resulted in consolidation in the equities and options market-making industries. For example, in 2002, several equity market makers withdrew from providing market-making services or scaled back the number of stocks in which they make markets. In the options area, there also was significant consolidation in 2002.

Revenues

Our revenues consist principally of net trading revenue from U.S. securities market-making activities. Net trading revenue, which consists of trading gains net of trading losses and commission equivalents, is primarily affected by changes in U.S. equity trade and share volumes and U.S. option contract volumes, our average revenue capture per share and per contract, dollar value of equities and options traded, our ability to derive trading gains by taking proprietary positions, changes in our execution standards, volatility in the marketplace, our mix of broker-dealer and institutional clients and by regulatory changes and evolving industry customs and practices.

Securities transactions with clients are executed as principal, riskless principal or agent. Profits and losses on principal transactions and commission equivalents on riskless principal transactions are included within net trading revenue, and commissions earned on agency transactions are included within commissions and fees. We execute the majority of our institutional client orders on a riskless principal or agency basis, generating commission equivalents or commissions. We execute the majority of our broker-dealer client orders as principal. We also receive fees for providing certain information to market data providers and for directing trades to certain destinations for execution. Commissions and fees are primarily affected by changes in our trade and share volumes in listed securities, changes in commission rates as well as by changes in fees earned for directing trades to certain destinations for execution.

Asset management fees represent fees earned for sponsoring and managing the investment fund managed by Deephaven Capital Management LLC ("Deephaven") (the "Deephaven Fund"). Asset management fees are primarily affected by the rates of return earned on the Deephaven Fund and changes in the amount of assets under management.

We earn interest income from our cash held at banks and cash held in trading accounts at clearing brokers. The Company's clearing agreements call for payment or receipt of interest income, net of transaction-related interest charged by clearing brokers for facilitating the settlement and financing of securities transactions. Net interest is primarily affected by interest rates, the changes in cash balances held at banks and clearing brokers and our level of securities positions in which we are long compared to our securities positions in which we are short.

Investment income and other income primarily represents income earned, net of losses, related to our strategic investments and our investment in the Deephaven Fund. Investment income and other income are primarily affected by the rates of return earned by the Deephaven Fund as well as the performance and activity of our strategic investments.

Expenses

Our operating expenses largely consist of employee compensation and benefits, payments for order flow and execution and clearance fees. Employee compensation and benefits expense fluctuates, for the most part, based on changes in net trading revenue, our profitability and our number of employees. Payments for order flow fluctuate based on U.S. equity share and option volume, the mix of market orders and limit orders, the mix of orders received from broker-dealers and institutions who accept payments for order flow and changes in our payment for order flow policy. Execution and clearance fees primarily fluctuate based on changes in equity trade and share volume, option contract volume, clearance fees charged by clearing brokers and fees paid to access ECNs and exchanges.

Employee compensation and benefits expense primarily consists of salaries and wages paid to all employees and profitability based compensation, which includes compensation paid to market-making and sales personnel primarily based on their individual and overall performance and incentive compensation paid to other employees based on our overall profitability. Compensation for employees engaged in sales activities is determined primarily based on a percentage of their gross revenues net of expenses including payments for order flow, execution and clearance costs and overhead allocations ("net profitability"). Through October 2002, compensation for employees engaged in cash equities market-making activities was determined primarily based on a percentage of net profitability. Effective November 2002, the compensation model for our cash equities market-making personnel changed to a salary and discretionary bonus. The compensation model for our options market-making personnel was based on a salary and discretionary bonus throughout 2002.

Execution and clearance fees primarily represent clearance fees paid to clearing brokers for cash equities and options transactions, transaction fees paid to Nasdaq, option exchange fees, payments made to third parties for exchange seat leases, execution fees paid to third parties, primarily for executing trades in listed securities on the NYSE and AMEX, and for executing orders through ECNs.

Payments for order flow represent payments to certain broker-dealers and institutional clients, in the normal course of business, for directing their order flow in U.S. cash equities and U.S. option contracts to us. Payments for order flow change as we modify our payment rates and as our percentage of clients whose policy is not to accept payments for order flow varies.

Communications and data processing expense primarily consists of costs for obtaining market data, telecommunications services and systems maintenance.

Depreciation and amortization expense results from the depreciation of fixed assets and leasehold improvements and the amortization of intangible assets with finite lives primarily related to our purchases of various options-related specialist posts. *In accordance with SFAS No. 142, as of January 1, 2002,* goodwill is no longer being amortized.

Occupancy and equipment rentals expense primarily consists of rental payments on office and equipment leases.

Professional fees consist of legal and other professional fees, as well as fees paid to computer programming, systems and management consultants.

Business development expense primarily consists of travel, sales and advertising costs.

International charges consists of charges related to the reduction of European businesses as well as charges related to permanent impairments to strategic investments held by our international businesses.

The writedown of assets and lease loss accrual related to our domestic businesses consists of losses related to excess real estate, fixed assets that are no longer actively used, permanent impairments to strategic investments and exchange seats.

Other expenses primarily consist of administrative expenses and other operating costs such as recruitment fees, regulatory fees and general office expenses.

RESULTS OF OPERATIONS

The following table sets forth the consolidated statement of operations data as a percentage of total revenues:

FOR THE YEARS ENDED DECEMBER 31,	**2002**	2001	2000
Revenues			
Net trading revenue	**81.6%**	82.5%	92.1%
Commissions and fees	**7.9**	7.0	2.6
Asset management fees	**6.6**	5.4	3.3
Interest and dividends, net	**1.1**	3.6	1.3
Investment income and other	**2.8**	1.5	0.7
Total revenues	**100.0**	100.0	100.0
Expenses			
Employee compensation and benefits	**41.7**	36.5	33.5
Execution and clearance fees	**22.9**	17.2	8.9
Payments for order flow	**12.6**	12.0	13.9
Communications and data processing	**7.2**	7.4	2.6
Depreciation and amortization	**7.1**	6.2	2.0
Occupancy and equipment rentals	**4.7**	3.0	1.5
Professional fees	**3.3**	2.2	1.7
Business development	**1.4**	1.7	1.2
International charges	**6.8**	0.0	0.0
Writedown of assets and lease loss accrual	**3.1**	3.0	0.0
Other	**3.2**	2.9	1.4
Total expenses	**114.0**	92.1	66.7
(Loss) income before income taxes and minority interest	**(14.0)**	7.9	33.3
Income tax (benefit) expense	**(4.1)**	3.7	12.7
(Loss) income before minority interest	**(9.9)**	4.2	20.6
Minority interest in consolidated subsidiaries	**1.7**	1.4	0.1
Net (loss) income	**(8.2)%**	5.6%	20.7%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002 AND 2001

The net loss for 2002 was $43.2 million, resulting in a loss per share on a fully diluted basis of $0.36. This compares to net income of $38.5 million and earnings per share of $0.31 on a fully diluted basis in 2001. In 2002, total revenues decreased 23.0% to $527.4 million, from $684.7 million in 2001, primarily related to decreased average revenue capture per share and contract offset, in part, by volume increases.

Expenses decreased 4.6% to $601.2 million, down from $630.4 million in 2001. Our expenses for 2002 and 2001 included $52.1 million and $20.5 million, respectively, in international charges, writedowns of assets and lease loss accruals. Excluding these charges, expenses decreased 10.0% to $549.1 million in 2002, from $609.8 million in 2001. This decrease was primarily related to lower employee compensation due to reduced headcount and lower profitability, decreased communications and data processing expenses and lower payment for order flow expenses due to reductions in our payment for order flow rates.

In 2002, our Equity Markets segment had revenues of $490.3 million, and a loss before income taxes and minority interest of $96.7 million (loss includes $35.9 million in international charges and $16.2 million in writedown of assets and lease loss accruals). In 2001, our Equity Markets segment had revenues of $648.0 million, and income before income taxes and minority interest of $27.9 million (income is net of $20.5 million of writedown of assets and lease loss accruals).

In 2002, our Asset Management segment had revenues of $47.4 million and income before income taxes and minority interest of $22.9 million. In 2001, our Asset Management segment had revenues of $42.7 million and income before income taxes and minority interest of $26.5 million.

Revenues

Net trading revenue from equity securities market-making decreased 28.8% to $310.2 million in 2002, from $435.7 million in 2001. Equity trading revenues are almost entirely comprised of revenues from U.S. equity market-making. This decrease in equity trading revenue was primarily due to a 53.1% decrease in average revenue capture per share. Average revenue capture per share has continued to be adversely impacted by a reduction in spreads due to decimalization and the resulting one-penny minimum price spread, and the reduction in the average market price of shares traded. This decrease in net trading revenues due to the reduction of average revenue capture was offset, in part, by a 49.6% increase in U.S. equity share volume. However, the majority of the increase in U.S. equity share volume was due to higher share volume in low-priced Bulletin Board and Pink Sheet stocks, which have a lower average revenue capture per share.

Net trading revenue from options market-making decreased 6.9% to $120.1 million in 2002, from $128.9 million in 2001. The decrease was primarily due to a 33.4% decrease in average revenue capture per contract, partially offset by a 33.2% increase in U.S. option contract volume. Our U.S. option contract volume was positively impacted by Knight Financial Products LLC's ("KFP") purchases of additional exchange posts during 2001 and 2002, which increased our overall options market-making coverage but was offset, in part, by the delisting of a number of option classes with limited volumes.

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	Change	% of Change
Equity market-making net trading revenues (millions)	**$ 310.2**	$ 435.7	$ (125.5)	(28.8)%
Options market-making net trading revenues (millions)	**120.1**	128.9	(8.8)	(6.9)%
Total net trading revenues (millions)	**$ 430.3**	$ 564.6	$ (134.3)	(23.8)%
U.S. equity shares traded (billions)	**202.0**	135.0	67.0	49.6%
U.S. equity trades executed (millions)	**126.7**	117.3	9.4	8.0%
U.S. option contracts (millions)	**49.9**	37.4	12.5	33.2%
Average revenue capture per U.S. equity share ($)	**0.0015**	0.0032	(0.0017)	(53.1)%
Average revenue capture per U.S. option contract ($)	**2.41**	3.62	(1.21)	(33.4)%
% of Bulletin Board equity shares of total U.S. equity shares	**53.2%**	47.7%	5.5%	11.5%

Commissions and fees decreased 12.9% to $41.8 million in 2002, from $47.9 million in 2001. This decrease is primarily due to lower commission-based volumes and lower commission rates in our options order routing activities. Additionally, there was a decrease in the fees we receive for providing certain information to market data providers.

Asset management fees decreased 6.1% to $34.5 million in 2002 from $36.8 million in 2001. The decrease in fees was primarily due to a decrease in fund returns to the investor from 11.5% in 2001 to 7.8% in 2002. The decrease was offset, in part, by the increase in the average amount of funds under management throughout the year in the Deephaven Fund. The average month-end balance of funds under management increased to approximately $1.2 billion during 2002, from an average of approximately $1.0 billion in 2001.

FOR THE YEARS ENDED DECEMBER 31,	**2002**	2001	Change	% of Change
Asset management fees (millions)	**$ 34.5**	$ 36.8	$ (2.3)	(6.1)%
Average month-end balance of assets under management (millions)	**1,173.3**	1,029.1	144.2	14.0%
Annual Fund return to investor	**7.8%**	11.5%	(3.7)%	(32.2)%

Interest income, net of interest expense, decreased 76.3% to $5.9 million in 2002, from $24.9 million in 2001. This decrease was primarily due to lower cash balances held at banks and at our clearing brokers, changes in the composition of our market-making positions as well as lower interest rates.

Investment income and other income increased 42.1% to $14.8 million in 2002, from $10.4 million in 2001. This increase was primarily due to an increase in earnings related to our investment in the Deephaven Fund. The increased earnings were directly related to the increase in our investment in the Fund. The Company had $153.8 million invested in the Deephaven Fund as of December 31, 2002, up from $50.9 million as of December 31, 2001.

Expenses

Employee compensation and benefits expense decreased 11.9% to $220.2 million in 2002, from $250.0 million in 2001. The decrease was primarily due to lower headcount and lower incentive compensation as a result of a decrease in gross trading profits and margins, offset in part by increased severance costs. Due to a decrease in revenues and our profitability, employee headcount was reduced during 2001 and 2002. Our number of full time employees decreased to 1,027 at December 31, 2002, from 1,307 full time employees at December 31, 2001. In conjunction with these headcount reductions, we incurred severance costs of $10.2 million in 2002, up from $5.9 million for 2001.

Execution and clearance fees increased 2.6% to $120.5 million in 2002, from $117.5 million in 2001. Execution and clearance fees increased due to the increase in U.S. options contracts and U.S. equity trades executed as well as increased costs related to executing orders through ECNs. In 2002, execution fees from ECNs were $13.1 million, compared to $10.8 million in 2001. The increase in execution and clearance fees was partially offset as a result of the reduction in clearing rates in our U.S. equities market-making businesses in 2001 and the closure of European equities market-making in 2002.

Payments for order flow decreased 18.8% to $66.6 million in 2002, from $81.9 million in 2001. The decrease was primarily due to changes in our payment for order flow policy initiated in 2001 and 2002, partially offset by increased volumes for U.S. equity shares traded and U.S. options contracts executed.

Communications and data processing expense decreased 25.8% to $37.7 million in 2002, from $50.9 million in 2001. This decrease was generally attributable to a decrease in headcount and related technology costs as well as the reduction in our European operations.

Depreciation and amortization expense decreased 12.1% to $37.6 million in 2002, from $42.8 million in 2001. This decrease was primarily due to the adoption of SFAS No. 142 and the write-off of $11.0 million of fixed assets. The adoption of this statement decreased amortization expense by approximately $6.8 million in 2002, compared to 2001. Additionally, depreciation expense was impacted by both our purchases and writedowns of fixed assets throughout 2002. See Note 5 to the Consolidated Financial Statements for further information on our adoption of SFAS No. 142.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Occupancy and equipment rentals expense increased 21.8% to $25.0 million in 2002, from $20.5 million in 2001. This increase was primarily attributable to additional leased office space in Jersey City, NJ. We currently have 266,000 square feet of unoccupied office space in Jersey City.

Professional fees increased 14.2% to $17.2 million in 2002, from $15.1 million in 2001. The increase in 2002 was primarily due to the payment in 2002 of a one-time asset management consulting fee related to the retirement of Deephaven's CEO as of the end of 2001, offset in part by a decrease in technology consulting expenses, and professional fees related to our European business.

Business development and Other expenses decreased 34.7% and 14.6%, respectively. The primary reasons for the decreases were lower travel and entertainment and administrative costs.

International charges were $35.9 million in 2002. During the first half of 2002, after performing a review of its unprofitable European operations, the Company eliminated market-making in French, German and Nasdaq Europe stocks and reduced its European headcount by approximately 47%. In addition, during the fourth quarter of 2002, the Company eliminated market-making in UK stocks and further reduced its European headcount by an additional 40%. The international charges incurred in 2002 included $13.1 million related to the writedown of our investment in Nasdaq Europe, $7.4 million related to the writedown of fixed assets that are no longer actively used, $6.2 million related to contract terminations, $4.2 million related to the writedown of excess real estate and $1.2 million of other charges. The Company also incurred $3.2 million in severance costs related to its European business, which was included in Employee compensation and benefits expense. In addition to the charges taken for our European operations, KSJ incurred a $3.8 million charge related to the writedown of our investment in Nasdaq Japan.

During 2002, charges of $16.2 million were incurred related to our domestic businesses. The charges consist of $8.9 million of a lease loss accrual related to the writedown of our excess real estate capacity, $3.6 million related to the writedown of fixed assets that are no longer actively used, $3.0 million related to the writedown of strategic investments and $700,000 related to a writedown of exchange seats.

Our effective income tax rates of 29.2% and 46.9% for 2002 and 2001, respectively, differ from the federal statutory income tax rate of 35% due primarily to state income taxes, non-deductible foreign losses and the amortization of goodwill in 2001.

YEARS ENDED DECEMBER 31, 2001 AND 2000

The net income for 2001 was $38.5 million, resulting in earnings per share ("EPS") on a fully diluted basis of $0.31. This compares to net income of $259.9 million and an EPS of $2.05 on a fully diluted basis in 2000. In 2001, total revenues decreased 45.5% to $684.7 million, from $1,257.3 million in 2000, primarily related to decreased average revenue capture per share and contract.

Expenses decreased 24.8% to $630.4 million, down from $838.8 million in 2000. Our expenses for 2001 included $20.5 million in writedowns of assets and lease loss accruals. Excluding these charges, expenses in 2001 decreased $228.9 million, or 27.3%, from 2001. This decrease was primarily related to lower employee compensation due to lower profitability and reduced headcount and lower payments for order flow due to reductions in our payment for order flow rates.

In 2001, our Equity Markets segment had revenues of $648.0 million, and income before income taxes and minority interest of $27.9 million (income is net of $20.5 million of writedown of assets and lease loss accruals). In 2000, our Equity Markets segment had revenues of $1,236.5 million and income before income taxes and minority interest of $383.8 million.

In 2001, our Asset Management segment had revenues of $42.7 million and income before income taxes and minority interest of $26.5 million. In 2000, our Asset Management segment had revenues of $46.1 million and income before income taxes and minority interest of $34.7 million.

Revenues

Net trading revenue from equity security market-making decreased 57.3% to $435.7 million in 2001, from $1,020.9 million in 2000. Equity trading revenues are almost entirely comprised of revenues from U.S. equity market-making. This decrease in equity trading revenue was primarily due to the 65.2% decrease in average revenue capture per share. Average revenue capture per share was impacted by a reduction in spreads due to decimalization in 2001 and the reduction in the average market price of shares traded. The decrease in net trading revenues due to average revenue capture per share was offset, in part, by a 20.5% increase in U.S. equity share volume. However, the majority of the increase in U.S. equity share volume was due to higher share volume in low-priced Bulletin Board and Pink Sheet stocks, which have a lower revenue capture per share.

Net trading revenue from options market-making decreased 5.6% to $128.9 million in 2001, from $136.6 million in 2000. The decrease was primarily due to a 35.8% decrease in the average revenue capture per contract, partially offset by a 75.1% increase in U.S. option contract volume. Our U.S. option contract volume was positively impacted by KFP's purchases of additional exchange posts during 2001, which increased our overall options market-making coverage.

FOR THE YEARS ENDED DECEMBER 31,	2001	2000	Change	% of Change
Equity market-making net trading revenues (millions)	$ 435.7	$1,020.9	$ (585.2)	(57.3)%
Options market-making net trading revenues (millions)	128.9	136.6	(7.7)	(5.6)%
Total net trading revenues (millions)	$ 564.6	$1,157.5	$ (592.9)	(51.2)%
U.S. equity shares traded (billions)	135.0	112.1	22.9	20.5%
U.S. equity trades executed (millions)	117.3	142.7	(25.4)	(17.8)%
U.S. option contracts (millions)	37.4	21.4	16.0	75.1%
Average revenue capture per U.S. equity share ($)	0.0032	0.0092	(0.0060)	(65.2)%
Average revenue capture per U.S. option contract ($)	3.62	5.64	(2.02)	(35.8)%
% of Bulletin Board equity shares of total U.S. equity shares	47.7%	37.4%	10.3%	27.5%

Commissions and fees increased 47.3% to $47.9 million in 2001, from $32.5 million in 2000. This increase is primarily due to commissions received by our professional option execution services business, Knight Execution Partners LLC ("KEP"), for directing order executions, as well as higher U.S. equity share volumes from institutions in listed securities.

Asset management fees decreased 12.2% to $36.8 million in 2001 from $41.9 million in 2000. The decrease in fees was primarily due to a decrease in fund returns from 33.6% in 2000 to 11.5% in 2001. The decrease was offset, in part, by the increase in the average month-end balance of funds under management in the Deephaven Fund, which increased to $1.0 billion during 2001, from $507 million during 2000.

FOR THE YEARS ENDED DECEMBER 31,	2001	2000	Change	% of Change
Asset management fees (millions)	$ 36.8	$ 41.9	$ (5.1)	(12.2)%
Average month-end balance of assets under management (millions)	1,029.1	506.6	522.5	103.1%
Annual Fund return to investor	11.5%	33.6%	(22.1)%	(65.8)%

Interest income, net of interest expense, increased 54.6% to $24.9 million in 2001, from $16.1 million in 2000. This increase was primarily due to changes in the composition of our market-making positions.

Investment income and other income increased 13.1% to $10.4 million in 2001, from $9.2 million in 2000. This increase was primarily due to an increase in benefits received from a state employment incentive grant.

Expenses

Employee compensation and benefits expense decreased 40.6% to $250.0 million in 2001, from $421.2 million in 2000. The decrease was primarily due to decreased incentive compensation as a result of the 51.2% decrease in net trading revenue. Due to a decrease in revenues and our profitability, employee headcount was reduced during 2001. Our number of full time employees decreased to 1,307 at December 31, 2001, from 1,364 full time employees at December 31, 2000.

Execution and clearance fees increased 4.7% to $117.5 million in 2001, from $112.2 million in 2000. Execution and clearance fees increased due to the increase in U.S. options contracts executed and the expansion of our international businesses in Europe and Japan, offset by the decrease in U.S. equity trades executed.

Payments for order flow decreased 53.1% to $81.9 million in 2001, from $174.6 million in 2000. The decrease was primarily due to changes in our payment for order flow policy initiated in 2001. The decrease was partially offset by increased volumes for U.S. equity shares traded and U.S. options contracts executed.

Communications and data processing expense increased 54.0% to $50.9 million in 2001, from $33.0 million in 2000. This increase was generally attributable to our investments in technology, the growth of our options business and our international expansion in Europe and Japan.

Depreciation and amortization expense increased 68.8% to $42.8 million in 2001, from $25.3 million in 2000. This increase was primarily due to the purchase of approximately $50.2 million of additional fixed assets and leasehold improvements during 2001 and the amortization of goodwill and intangible assets primarily related to the acquisition of various options related specialists posts.

Occupancy and equipment rentals expense increased 9.6% to $20.5 million in 2001, from $18.7 million in 2000. This increase was primarily attributable to additional leased office space.

Professional fees decreased 30.1% to $15.1 million in 2001, from $21.5 million in 2000. This decrease was primarily due to our investments in technology and our international businesses in Europe and Japan during 2000.

Business development expense decreased 21.5% to $11.6 million in 2001, from $14.8 million in 2000. This decrease was primarily the result of decreased advertising and lower travel and entertainment costs.

During 2001, charges of $20.5 million were incurred relating to our domestic businesses. The charges consist of $10.7 million related to the writedown of strategic investments, $6.8 million related to the writedown of fixed assets that are no longer actively used, $1.4 million related to the writedown of excess real estate capacity and $1.6 million related to a writedown of exchange seats.

Other expenses increased 13.2% to $19.6 million in 2001, from $17.3 million in 2000. This was primarily the result of increased administrative expenses and other operating costs in connection with our options business growth as well as our European and Japanese expansion.

Our effective tax rates of 46.9% and 38.1% for 2001 and 2000, respectively, differ from the federal statutory rate of 35% due primarily to state income taxes, non-deductible foreign losses and the amortization of goodwill.

Liquidity

Historically, we have financed our business primarily through cash generated by operations, as well as the proceeds from our stock offerings. As of December 31, 2002, we had $3.2 billion in assets, 88% of which consisted of cash or assets readily convertible into cash, principally receivables from clearing brokers and securities owned. Receivables from clearing brokers include interest-bearing cash balances held with clearing brokers, including, or net of, amounts related to securities transactions that have not yet reached their contracted settlement date, which is generally within three business days of the trade date. Securities owned principally consist of equity securities that trade in Nasdaq and on the NYSE and AMEX markets and listed options contracts that trade on national exchanges. At December 31, 2002, the Company had net current assets, which consists of net assets readily convertible into cash, of approximately $366.0 million. Additionally, our investment in the Deephaven Fund was $153.8 million at December 31, 2002. This investment can be liquidated upon request subject to a ninety-day written notification period and monthly redemption limits, or immediately by invoking our rights as the general partner of the Deephaven Fund.

(Loss)/income before income taxes and minority interest plus depreciation and amortization and net non-cash writedowns was ($395,000), $109.4 million and $443.9 million during 2002, 2001 and 2000, respectively. Depreciation expense was $35.1 million, $33.8 million and $18.8 million during 2002, 2001 and 2000, respectively. Amortization expense, which related to intangible assets and, prior to 2002, goodwill, was $2.5 million, $8.9 million and $6.5 million during 2002, 2001 and 2000, respectively. Net non-cash writedowns consisted of $35.8 million and $12.3 million during 2002 and 2001, respectively, primarily related to fixed assets no longer actively being used and strategic investments.

Net purchases and proceeds from strategic investments and acquisitions were $1.7 million, $15.7 million and $58.9 million during 2002, 2001 and 2000, respectively. Strategic investments and acquisition expenditures primarily relate to outside investments and acquisitions of option specialist posts in support of the development and growth of our business. We increased our investment in the Deephaven Fund by $102.9 million and $38.3 million during 2002 and 2001, respectively. Additionally, on February 1, 2003, we invested an additional $25.0 million in the Deephaven Fund.

Capital expenditures were $16.3 million, $50.2 million and $71.0 million during 2002, 2001 and 2000, respectively. Capital expenditures primarily relate to the purchase of data processing and communications equipment, capitalized software and leasehold improvements. In acquiring fixed assets, particularly technology equipment, we make a decision about whether to lease such equipment or purchase it outright based on a number of factors including its estimated useful life, obsolescence and cost.

On April 4, 2002, the Company's Board of Directors announced the authorization of a stock repurchase program, which allowed for the purchase of Class A Common Stock up to a total amount of $35 million. At its July 16, 2002 meeting, the Board of Directors authorized an increase in the size of this repurchase program from $35 million to $70 million. Through December 31, 2002, under the $70 million stock repurchase program, the Company had repurchased 7,960,000 shares for $41.2 million. The Company may repurchase shares in the open market or through privately negotiated transactions, depending on prevailing market conditions, alternative use of capital and other factors. Knight Trading Group had approximately 117.9 million shares of common stock outstanding as of December 31, 2002.

On February 28, 2003, the Company announced that it had utilized $69.1 million of its previously announced $70 million share repurchase program. As of such date, the Company had repurchased approximately 13,767,000 shares. The repurchase activity during the first quarter of 2003 included open market purchases, as well as a privately negotiated block transaction for 4,775,000 shares that was effected with a dealer on behalf of Ameritrade Holding Corporation. The Company cautions that there are no assurances that any further repurchases may actually occur. No determination has been made at this time as to whether the Company will extend or close out the current repurchase program.

As registered broker-dealers, Knight Securities, L.P. ("KS"), Knight Capital Markets LLC ("KCM"), KFP and KEP are subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 120.0% of its required minimum capital. Moreover, broker-dealers, including KS, KCM, KFP and KEP, are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30.0% or more of its excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. At December 31, 2002, KS had net capital of $142.4 million, which was $139.3 million in excess of its minimum net capital requirement of $3.1 million, KCM had net capital of $32.5 million which was $31.5 million in excess of its minimum net capital requirement of $1.0 million, KFP had net capital of $34.3 million which was $34.0 million in excess of its minimum net capital requirement of $250,000 and KEP had net capital of $2.9 million which was $2.6 million in excess of its minimum net capital requirement of $300,000. Additionally, Knight Securities International Ltd. ("KSIL") and Knight Securities Japan Ltd. ("KSJ") are subject to capital adequacy requirements of the Financial Services Authority in the United Kingdom and the Financial Supervisory Agency in Japan, respectively. KSIL had net capital of $2.7 million, which was $0.8 million in excess of its minimum net capital requirement of $1.9 million, and KSJ had net capital of approximately $22.7 million, which was $18.6 million in excess of its minimum net capital requirement of approximately $4.1 million.

We have no long-term debt at December 31, 2002 nor do we currently have any debt commitments for 2003. We do not anticipate that we will need to incur long-term debt to meet our 2003 capital expenditure and operating needs. We currently anticipate that available cash resources and credit facilities will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months.

Contractual Obligations

In connection with its operating activities, the Company enters into certain contractual obligations.

The Company's future cash payments associated with its contractual obligations pursuant to its operating leases and guaranteed employment contracts longer than one year as of December 31, 2002 are summarized below:

PAYMENTS DUE IN:	2003	2004–2005	2006–2007	2008–Thereafter	Total
Operating lease obligations(1)	$21,150,399	$29,006,422	$18,552,337	$123,565,588	$192,274,746
Guaranteed employment contracts (1)	19,502,500	17,475,418	–	–	36,977,918
Total	$40,652,899	$46,481,840	$18,552,337	$123,565,588	$229,252,664

(1) See Note 11 to the Consolidated Financial Statements included elsewhere in this document.

INTERNATIONAL OPERATIONS

During 1999 and early 2000, the U.S. equity markets and retail transaction volumes were experiencing record growth. At that time, we anticipated that this growth in the U.S. equity markets, and specifically, online retail trading, would expand to the European and Japanese equity markets. To capitalize on this opportunity, we made significant international investments in 2000 and 2001. However, this growth did not materialize as expected, as trading volumes were significantly lower than anticipated partly due to poor economic and market conditions. As a result, our international infrastructure investments, especially in Europe, proved to be oversized for the market environment.

Due to lower volumes, difficult market conditions and significant operating losses in 2000 and 2001, we discontinued all European market-making in 2002. As a result, European headcount has been reduced from a peak of approximately 200 employees in mid-2001 to 28 employees as of December 31, 2002. In accordance with this reduction in business we incurred $32.1 million in charges and severance expense of $3.2 million.

Due to the approval by the Japanese Securities Dealers Association in 2002 to create a mandatory central limit order book for retail-sized equity transactions on Jasdaq, the withdrawal of Nasdaq Japan, poor market conditions and limited market structure changes in Japan, KSJ's original business plan has been significantly impaired. The Company had incurred a charge of $3.8 million related to the writedown of KSJ's Nasdaq Japan investment in 2002. For further discussion, see section entitled "Subsequent Events" included below in this section.

COLLATERALIZED LOAN TO FORMER OFFICER

Upon the retirement of Mr. Irvin Kessler, the former Chief Executive Officer of Deephaven, as of December 31, 2001, the Company entered into a consulting agreement with Mr. Kessler. In order to maintain Mr. Kessler's relationships with the Deephaven Fund investors and maintain Mr. Kessler's continued investment in the Deephaven Fund, the Company agreed to provide Mr. Kessler with a full recourse collateralized loan of $25 million. On June 13, 2002, the Company entered into loan and security documents with Mr. Kessler providing for such a loan. The loan matures on March 31, 2003.

The Company has no other loans to any former or current officers or directors.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. We believe that, of our significant accounting policies, the following policies involve a higher degree of judgment.

LEASE LOSS ACCRUAL – It is the Company's policy to identify excess real estate capacity and where applicable, accrue against such future costs. In determining the accrual, a nominal cash flow analysis is performed, and costs related to the excess capacity are accrued. During 2002, we incurred $8.9 million of lease loss expense that is included on the Consolidated Statements of Operations in the Writedown of assets and lease loss accrual line item. The majority of this amount is related to our lease at 545 Washington Boulevard in Jersey City, New Jersey, of approximately 266,000 square feet, all of which is currently unoccupied. The Company engaged a real estate broker in order to sub-lease approximately 100,000 square feet based on an assessment of our real estate needs. In accordance with SFAS No. 13, *Accounting for Leases,* the Company recorded a lease loss accrual of $8.1 million in 2002 related to this sub-lease. The accrual at December 31, 2002 was derived from assumptions and estimates based on lease terms of the anticipated sub-lease agreement, which assumed a sub-lease would have commenced in the second quarter of 2003, anticipated market prices along the Jersey City waterfront and estimated up-front costs, including broker fees and build out allowances. We continually monitor the market and space to assess the reasonableness of our applicable assumptions.

For further discussion, see the section entitled "Subsequent Events" included below in this section.

IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS – The useful lives of goodwill and intangible assets are determined upon acquisition. Intangible assets are amortized over their respective lives. Goodwill and the useful lives of intangible assets are tested, at a minimum, on an annual basis.

- Our goodwill of $17.5 million is related to the purchase of our listed equities market maker, KCM, and our order routing business of KEP. During our annual tests for impairment done in 2002, it was determined that these assets were not impaired. As part of our test for impairment, we considered the profitability of the applicable reporting unit, an assessment of fair value of the reporting unit based on various valuation methodologies, as well as the overall market value of the Company, compared to the Company's book value. It was determined that no impairment charge was necessary.
- Our intangible assets balance of $34.9 million is attributable to our equity markets business segment and includes trading rights and trading posts on the Chicago Board Options Exchange, American Stock Exchange, Pacific Exchange and the Philadelphia Stock Exchange. These assets are being amortized over their useful lives, which have been determined to be 15 years. During our annual tests for impairment done in 2002, it was determined that the carrying value and the useful lives of these assets were not impaired.

STRATEGIC INVESTMENTS – Investments include ownership interests of less than 20% in financial services-related businesses, which are accounted for under the equity method or at fair value. The equity method of accounting is used for investments in limited partnerships. The fair value of other investments, for which a quoted market or dealer price is not available, is based on management's estimate. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuations in the near term. Strategic investments, which include our investment in Nasdaq, are reviewed on an ongoing basis to ensure that the valuations have not been impaired. For further discussion, see the section entitled "Subsequent Events" included below in this section.

MARKET-MAKING ACTIVITIES – Securities owned and securities sold, not yet purchased, which primarily consist of listed and OTC stocks and listed options contracts, are carried at market value and are recorded on a trade date basis. Market value is estimated daily using market quotations available from major securities exchanges and dealers.

WRITEDOWN OF FIXED ASSETS – Writedowns of fixed assets are recognized when it is determined that the carrying amount of the fixed asset is not recoverable or has been impaired. The amount of the writedown is determined by the difference between the carrying amount and the fair value of the fixed asset. In determining recoverability and impairment, an estimated fair value is obtained through research and inquiry of the market.

SUBSEQUENT EVENTS

On March 31, 2003, the Company and its partner, Nikko Cordial Group, announced that KSJ will cease its trading operations by early May 2003. Following such date, the parties will commence the process required to liquidate KSJ. The Company expects to record a charge of up to three cents ($0.03) per share during the second quarter of 2003 relating to the liquidation of KSJ.

During the first quarter of 2003, the Company recorded an additional $9.8 million lease loss accrual related to excess real estate capacity in Jersey City, NJ, due to further softening of the real estate market. The accrual was based on our revised sub-lease assumptions received from our real estate advisors, which assumes a sub-lease will commence in mid-2004. We continually monitor the market and space to assess the reasonableness of our applicable assumptions for the accrual. Should market rates continue to deteriorate, we may have to record additional lease loss accruals in the future.

In accordance with our policy of accounting for strategic investments at fair value, during the first quarter of 2003, the Company wrote-down its investment in Nasdaq by $6.8 million.

In the first quarter of 2003, the Company will record a charge of approximately $3.0 million for severance and other separation payments related to workforce reductions.

RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets.* This statement establishes new standards for accounting for goodwill and intangible assets acquired outside of, and subsequent to a business combination. Under the new standards, goodwill and certain intangible assets with an indefinite useful life will no longer be amortized and are tested for impairment at least annually. Other intangible assets continue to be amortized over their useful lives. The useful lives and any impairment of other intangible assets will also be tested at least annually. We adopted the provisions of SFAS No. 142 effective January 1, 2002. See Note 5 of the Consolidated Financial Statements included in this document to see the impact that the adoption of this statement had on our operations.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This statement establishes standards for financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We adopted the provisions of SFAS No. 143 effective January 1, 2002. The adoption of this statement did not have a material impact on our financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* SFAS No. 144 establishes a single model for accounting for the impairment or disposal of long-lived assets. We adopted the provisions of SFAS No. 144 effective January 1, 2002. The adoption of this statement did not have a material impact on our financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* We adopted the provisions of SFAS No. 146 effective January 1, 2003 and do not believe that the adoption of this statement will have a material impact on our financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a rollforward of the entity's product warranty liabilities. We adopted the disclosure provisions of FIN 45 effective December 31, 2002 and we are presently evaluating the impact it may have on our financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation–Transition and Disclosure–an amendment of FASB Statement No. 123.* This Statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted the disclosure provisions of SFAS No. 148 effective December 31, 2002, and continue to follow APB 25. The adoption of this statement did not have a material impact on our financial statements.

In November 2002, the EITF reached a consensus on EITF Issue No. 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.* EITF Issue No. 02-3 precludes mark-to-market accounting for energy-trading contracts that are not derivatives pursuant to SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* We adopted the provisions of this statement effective November 1, 2002. The adoption of this statement had no effect on our financial statements.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities.* FIN No. 46 requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. Prior to FIN No. 46, VIEs were commonly referred to as SPEs. As the Company does not have any VIEs, the adoption of this statement will not have an effect on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market-making and trading activities expose our capital to significant risks. These risks include, but are not limited to, absolute and relative price movements, price volatility and changes in liquidity, over which we have virtually no control.

We employ automated proprietary trading and position management systems that provide real-time, online position management and inventory control. We monitor our risks by reviewing trading positions and their appropriate risk measures. We have established a system whereby transactions are monitored by senior management on a real-time basis as are individual and aggregate dollar and inventory position totals and real-time profits and losses. The management of trading positions is enhanced by review of mark-to-market valuations and position summaries on a daily basis.

In the normal course of our equities market-making business, we maintain inventories of exchange-listed and OTC equity securities. The fair value of these securities at December 31, 2002 and 2001 was $130.8 million and $152.8 million, respectively, in long positions and $84.8 million and $153.6 million, respectively, in short positions. Additionally, at December 31, 2001, we had $137.5 million in long positions and $70.5 million in short positions in accounts managed by Deephaven. The potential change in fair value, using a hypothetical 10.0% decline in prices, is estimated to be a $4.6 million loss and a $6.6 million loss as of December 31, 2002 and 2001, respectively, due to the offset of losses in long positions with gains in short positions. The following table illustrates, for the period indicated, our average, highest and lowest month-end inventory at market value (based on both the aggregate and the net of the long and short positions of trading securities from our cash equities business).

	2002		2001		2000	
	Aggregate of Long and Short Positions	Net of Long and Short Positions	Aggregate of Long and Short Positions	Net of Long and Short Positions	Aggregate of Long and Short Positions	Net of Long and Short Positions
Average month-end	**$257,749,150**	**$16,268,792**	$263,363,432	$ 15,983,285	$315,072,743	$ 62,933,087
Highest month-end	**374,524,547**	**45,952,708**	518,042,400	70,961,224	511,802,399	186,379,465
Lowest month-end	**211,934,738**	**2,377,376**	200,780,312	(41,878,074)	217,495,778	(57,737,157)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In the normal course of our options business, we maintain inventories of options, futures and equities. Our main exposure is from equity price and volatility risk. We manage these exposures by constantly monitoring and diversifying our exposures and position sizes and establishing offsetting hedges. Our market-making staff and trading room managers continuously manage our positions and our risk exposures. Our systems incorporate trades and update our risk profile using options pricing models on a real-time basis.

Our proprietary options risk management system allows us to stress test our portfolio on a real-time basis. On a timely basis, risk reports are distributed to senior management and the firm's risk managers who incorporate this information in our market-making decisions. These reports identify potential exposures with respect to options and futures on individual securities and index contracts, organized in different ways such as industry sectors, under extreme price and volatility movements. At December 31, 2002, 10% movements in volatility and stock prices on our entire equity options and equity index options portfolios, which contain the majority of our market risk, would have resulted in approximately the following gains (losses) in our options market-making portfolio:

CHANGE IN STOCK PRICES	-10%	None	+10%
Change in Volatility			
+10%	$0.4 million	$0.3 million	$3.5 million
None	0.2 million	–	3.2 million
-10%	0.9 million	0.2 million	2.8 million

This stress analysis covers positions in options and futures, underlying securities and related hedges. The 10% changes in stock prices and volatility in the charts above make the assumption of a universal 10% movement in all of our underlying positions. The analysis also includes a number of estimates that we believe to be reasonable; however, we cannot assure that they will produce an accurate measure of future risk.

As of December 31, 2002, we had $153.8 million invested in the Deephaven Fund, which is managed by Deephaven. The general objective of "market neutral" strategies is to capture mispricings or spreads between related capital instruments. The Deephaven Fund uses the following strategies: domestic convertible trading, international convertible trading, statistical arbitrage trading, risk arbitrage trading, volatility trading and investing in private placement transactions in public companies. Because the basis of the Deephaven Fund's strategy is capturing mispricings or spreads between related instruments, rather than attempting to predict or follow absolute price movements, the performance of the Deephaven Fund is expected to be substantially non-correlated with the general debt and equity markets, as well as with a number of other non-traditional investment strategies. However, there will be unhedged credit risk in the convertible portfolio and that part of the portfolio will have some correlation to credit spreads. "Market neutral" trading involves substantial risks. Disruptions in historical pricing relationships (as occurred during the period of August – October 1998) can result in significant losses. In addition, market neutral strategies are subject to the risk of a tightening of dealer credit, forcing premature liquidation of positions. The Deephaven Fund also utilizes leverage, to the extent available and deemed by Deephaven to be consistent with Fund's risk/reward objectives, in an attempt to increase returns while maintaining strict risk controls.

Similar to our Equity Markets segment, the Deephaven Fund employs automated proprietary trading and position management systems that provide online position management and inventory control. We monitor our risks by reviewing trading positions and their appropriate risk measures. We have established a system whereby transactions are monitored by senior management, as are individual and aggregate dollar and inventory position totals and profits and losses by strategy. The management of trading positions is enhanced by review of mark-to-market valuations and position summaries on a daily basis. There can be no assurances that the Deephaven Fund's strategy will be successful in achieving either its risk control or its profit objectives.

For working capital purposes, we invest in money market funds, commercial paper, government securities or maintain interest-bearing balances in our trading accounts with clearing brokers, which are classified as cash and cash equivalents and receivable from clearing brokers, respectively, in the Consolidated Statements of Financial Condition. These other amounts do not have maturity dates or present a material market risk, as the balances are short-term in nature and subject to daily repricing. Our cash and cash equivalents held in foreign currencies are subject to the exposure of foreign currency fluctuations. These balances are monitored daily, and are not material to the Company's overall cash position.

CONSOLIDATED QUARTERLY RESULTS (UNAUDITED)

The following table sets forth certain unaudited consolidated quarterly statement of operations data and certain unaudited consolidated quarterly operating data for 2002 and 2001, respectively. In the opinion of our management, this unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this annual report and includes all adjustments (consisting of normal recurring adjustments) necessary to present fairly the unaudited consolidated quarterly data. The unaudited consolidated quarterly data should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this annual report. The results of any quarter are not necessarily indicative of results for any future period.

	2002				2001			
QUARTER ENDED*	**Dec. 31**	**Sept. 30**	**June 30**	**Mar. 31**	Dec. 31	Sept. 30	June 30	Mar. 31
in thousands								
Revenues								
Net trading revenue	**$107,697**	**$ 98,544**	**$111,403**	**$112,680**	$139,106	$103,039	$135,030	$187,454
Commissions and fees	**10,868**	**9,883**	**10,267**	**10,750**	11,317	9,688	12,426	14,512
Asset management fees	**14,479**	**6,053**	**6,848**	**7,130**	4,978	10,471	8,588	12,720
Interest and dividends, net	**1,622**	**1,674**	**1,020**	**1,607**	4,332	6,599	8,709	5,309
Investment income and other	**7,385**	**3,884**	**2,229**	**1,333**	2,587	1,142	1,053	5,651
Total revenues	**142,051**	**120,038**	**131,767**	**133,500**	162,320	130,939	165,806	225,646
Expenses								
Employee compensation and benefits	**55,942**	**48,259**	**57,318**	**58,643**	58,002	53,636	58,638	79,695
Execution and clearance fees	**32,347**	**30,228**	**29,230**	**28,714**	30,729	26,645	30,096	30,049
Payments for order flow	**16,014**	**14,515**	**17,038**	**19,005**	17,610	14,413	20,200	29,718
Communications and data processing	**8,366**	**8,649**	**9,802**	**10,927**	11,392	13,237	13,396	12,831
Depreciation and amortization	**9,022**	**9,154**	**9,689**	**9,704**	11,548	10,620	10,368	10,223
Occupancy and equipment rentals	**5,220**	**5,637**	**6,929**	**7,238**	6,799	4,144	4,586	5,011
Professional fees	**3,727**	**3,598**	**3,186**	**6,683**	2,207	3,681	3,510	5,654
Business development	**1,847**	**1,326**	**3,217**	**1,191**	1,751	2,392	4,105	3,370
International charges	**3,691**	**277**	**27,645**	**4,311**	–	–	–	–
Writedown of assets and lease loss accrual	**5,704**	**1,392**	**4,862**	**4,199**	2,343	6,624	11,572	–
Other	**6,203**	**3,221**	**3,137**	**4,157**	3,699	5,659	4,271	5,943
Total expenses	**148,083**	**126,256**	**172,053**	**154,772**	146,080	141,051	160,742	182,494
(Loss) income before income taxes and minority interest	**(6,032)**	**(6,218)**	**(40,286)**	**(21,272)**	16,240	(10,112)	5,064	43,152
Income tax (benefit) expense	**(1,698)**	**(1,806)**	**(12,626)**	**(5,388)**	5,052	(1,129)	3,556	17,982
(Loss) income before minority interest	**(4,334)**	**(4,412)**	**(27,660)**	**(15,884)**	11,188	(8,983)	1,508	25,170
Minority interest in consolidated subsidiaries	**(746)**	**(981)**	**(4,133)**	**(3,188)**	(2,289)	(3,311)	(2,295)	(1,747)
Net (loss) income	**$ (3,588)**	**$ (3,431)**	**$ (23,527)**	**$ (12,696)**	$ 13,477	$ (5,672)	$ 3,803	$ 26,917
Basic earnings per share	**$ (0.03)**	**$ (0.03)**	**$ (0.19)**	**$ (0.10)**	$ 0.11	$ (0.05)	$ 0.03	$ 0.22
Diluted earnings per share	**$ (0.03)**	**$ (0.03)**	**$ (0.19)**	**$ (0.10)**	$ 0.11	$ (0.05)	$ 0.03	$ 0.21
Other Operating Data								
Total U.S. equity shares traded (in millions)	**63,168**	**51,529**	**46,172**	**41,115**	43,100	31,422	34,066	26,451
Total U.S. equity trades executed	**37,654**	**31,108**	**29,146**	**28,792**	30,900	24,414	31,804	30,177
Average daily U.S. equity trades	**588**	**486**	**455**	**480**	483	414	505	487
Average daily net U.S. equities trading revenues	**$ 1,116**	**$ 1,049**	**$ 1,268**	**$ 1,352**	$ 1,777	$ 1,162	$ 1,697	$ 2,342
Total U.S. option contracts executed	**12,925**	**13,465**	**12,191**	**11,292**	9,827	8,677	10,486	8,450

* Certain prior quarter amounts have been reclassified to conform to current year presentation.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,	2002	2001
Assets		
Cash and cash equivalents	$ 316,722,259	$ 361,294,311
Securities owned, held at clearing brokers, at market value	1,984,500,084	1,754,482,505
Receivable from brokers and dealers	480,195,130	820,103,479
Investment in Deephaven sponsored fund	153,790,799	50,919,198
Fixed assets and leasehold improvements at cost, less accumulated depreciation and amortization of $92,584,450 in 2002 and $67,505,292 in 2001	58,066,695	90,125,704
Strategic investments	24,715,110	41,746,399
Intangible assets, less accumulated amortization of $5,388,342 in 2002 and $2,876,448 in 2001	34,852,535	34,363,040
Goodwill	17,536,945	17,536,945
Other assets	101,496,749	56,115,374
Total assets	$ 3,171,876,306	$3,226,686,955
Liabilities and Stockholders' Equity		
Liabilities		
Securities sold, not yet purchased, at market value	$2,254,900,355	$2,039,355,967
Payable to brokers and dealers	35,271,654	227,526,691
Accrued compensation expense	60,525,247	65,121,718
Accounts payable, accrued expenses and other liabilities	52,753,720	39,777,346
Total liabilities	2,403,450,976	2,371,781,722
Minority interest in consolidated subsidiaries	12,009,561	20,648,809
Commitments and contingent liabilities (Notes 11 and 16)		
Stockholders' equity		
Class A Common Stock, $0.01 par value, 500,000,000 shares authorized; 124,705,287 shares issued and 117,857,820 shares outstanding at December 31, 2002 and 124,158,570 shares issued and outstanding at December 31, 2001	1,247,053	1,241,586
Additional paid-in capital	340,211,426	335,796,119
Retained earnings	460,541,000	504,472,861
Treasury stock, at cost; 6,847,467 shares at December 31, 2002 and 0 shares at December 31, 2001	(35,423,292)	—
Unamortized stock-based compensation	(6,791,533)	(672,763)
Accumulated other comprehensive income (loss) – foreign currency translation adjustments, net of tax and minority interest	(3,368,885)	(6,581,379)
Total stockholders' equity	756,415,769	834,256,424
Total liabilities and stockholders' equity	$ 3,171,876,306	$3,226,686,955

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	2000
Revenues			
Net trading revenue	**$430,323,796**	$564,630,212	$1,157,515,897
Commissions and fees	**41,767,970**	47,942,570	32,547,907
Asset management fees	**34,510,112**	36,756,865	41,883,882
Interest and dividends, net	**5,923,334**	24,949,310	16,137,298
Investment income and other	**14,830,895**	10,433,418	9,224,764
Total revenues	**527,356,107**	684,712,375	1,257,309,748
Expenses			
Employee compensation and benefits	**220,162,394**	249,971,154	421,169,673
Execution and clearance fees	**120,518,753**	117,518,622	112,238,423
Payments for order flow	**66,571,771**	81,941,538	174,645,438
Communications and data processing	**37,743,702**	50,856,148	33,025,036
Depreciation and amortization	**37,568,925**	42,759,165	25,335,639
Occupancy and equipment rentals	**25,024,163**	20,540,053	18,741,887
Professional fees	**17,193,608**	15,052,273	21,526,495
Business development	**7,581,337**	11,617,364	14,806,302
International charges	**35,924,434**	–	–
Writedown of assets and lease loss accrual	**16,157,360**	20,538,652	–
Other	**16,717,764**	19,572,254	17,289,411
Total expenses	**601,164,211**	630,367,223	838,778,304
(Loss) income before income taxes and minority interest	**(73,808,104)**	54,345,152	418,531,444
Income tax (benefit) expense	**(21,518,051)**	25,461,246	159,446,394
(Loss) income before minority interest	**(52,290,053)**	28,883,906	259,085,050
Minority interest in consolidated subsidiaries	**9,048,389**	9,641,661	836,952
Net (loss) income	**$ (43,241,664)**	$ 38,525,567	$ 259,922,002
Basic earnings per share	**$ (0.36)**	$ 0.31	$ 2.12
Diluted earnings per share	**$ (0.36)**	$ 0.31	$ 2.05
Shares used in basic earnings per share (see Note 12)	**120,771,786**	123,796,181	122,520,733
Shares used in diluted earnings per share (see Note 12)	**120,771,786**	125,758,863	126,863,316

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Class A Common Stock	
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002	Shares	Amount
Balance, January 1, 2000	122,121,470	$1,221,215
Net income	–	–
Translation adjustment arising during period, net of taxes	–	–
Total comprehensive income		
Stock options exercised	1,169,310	11,693
Income tax benefit – stock options exercised	–	–
Balance, December 31, 2000	123,290,780	1,232,908
Net income	–	–
Translation adjustment arising during period, net of taxes	–	–
Total comprehensive income		
Stock options exercised	795,550	7,956
Income tax benefit - stock options exercised	–	–
Stock based compensation	72,240	722
Capital contributions from minority investors	–	–
Balance, December 31, 2001	124,158,570	1,241,586
Net loss	–	–
Translation adjustment arising during period, net of taxes	–	–
Total comprehensive income		
Common stock repurchased	–	–
Stock options exercised	57,250	573
Income tax benefit – stock options exercised	–	–
Stock-based compensation	489,467	4,894
Change in ownership of minority investors	–	–
Balance, December 31, 2002	**124,705,287**	**$1,247,053**

The accompanying notes are an integral part of these consolidated financial statements.

Treasury Stock Shares	Treasury Stock Amount	Additional Paid-In Capital	Retained Earnings	Unamortized Stock-Based Compensation	Other Comprehensive Income	Total
–	$ –	$291,967,021	$206,025,292	$ –	$ 17,574	$ 499,231,102
–	–	–	259,922,002	–	–	259,922,002
–	–	–	–	–	(2,622,578)	(2,622,578)
						257,299,424
–	–	8,645,304	–	–	–	8,656,997
–	–	8,998,923	–	–	–	8,998,923
–	–	309,611,248	465,947,294	–	(2,605,004)	774,186,446
–	–	–	38,525,567	–	–	38,525,567
–	–	–	–	–	(3,976,375)	(3,976,375)
						34,549,192
–	–	5,639,442	–	–	–	5,647,398
–	–	2,612,132	–	–	–	2,612,132
–	–	845,640	–	(672,763)	–	173,599
–	–	17,087,657	–	–	–	17,087,657
–	–	335,796,119	504,472,861	(672,763)	(6,581,379)	834,256,424
–	–	–	(43,241,664)	–	–	(43,241,664)
–	–	–	–	–	3,212,494	3,212,494
						(40,029,170)
(7,975,723)	(41,237,968)	–	–	–	–	(41,237,968)
–	–	410,615	–	–	–	411,188
–	–	98,645	–	–	–	98,645
1,128,256	5,814,676	2,967,013	(690,197)	(6,118,770)	–	1,977,616
–	–	939,034	–	–	–	939,034
(6,847,467)	**$(35,423,292)**	**$340,211,426**	**$460,541,000**	**$(6,791,533)**	**$ (3,368,885)**	**$756,415,769**

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	2000
Cash flows from operating activities			
Net (loss) income	**$ (43,241,664)**	$ 38,525,567	$259,922,002
Adjustments to reconcile net (loss) income to net cash provided by operating activities			
Depreciation and amortization	**37,568,925**	42,759,165	25,335,639
International charges	**35,924,434**	–	–
Writedown of assets and lease loss accrual	**16,157,360**	20,538,652	–
Minority interest in losses of consolidated subsidiaries	**(7,700,216)**	(12,039,406)	(2,029,631)
Stock-based compensation	**1,977,616**	173,599	–
Income tax benefit from stock options exercised	**98,645**	2,612,132	8,998,927
(Increase) decrease in operating assets			
Securities owned	**(230,017,579)**	45,484,174	(889,733,763)
Receivable from brokers and dealers	**337,908,349**	(706,056,204)	101,375,933
Other assets	**(49,752,270)**	(3,520,748)	(35,718,592)
Increase (decrease) in operating liabilities			
Securities sold, not yet purchased	**215,544,388**	612,141,644	706,295,310
Securities sold under agreements to repurchase	**–**	–	(10,409,736)
Payable to brokers and dealers	**(192,255,037)**	43,257,213	24,326,460
Accrued compensation expense	**(4,596,471)**	2,677,073	5,210,037
Accounts payable, accrued expenses and other liabilities	**(490,267)**	(20,293,852)	(42,052,499)
Net cash provided by operating activities	**117,126,213**	66,259,009	151,520,087
Cash flows from investing activities			
Purchases of fixed assets and leasehold improvements	**(16,276,073)**	(50,227,601)	(71,031,773)
Investment in Deephaven sponsored fund	**(102,871,603)**	(38,313,572)	13,788,223
Net purchases of and proceeds from strategic investments	**(1,723,809)**	(15,728,457)	(58,850,150)
Payment of contingent consideration	**–**	–	(6,284,903)
Net cash used in investing activities	**(120,871,485)**	(104,269,630)	(122,378,603)
Cash flows from financing activities			
Stock options exercised	**411,188**	5,647,398	8,656,993
Cost of common stock repurchased	**(41,237,968)**	–	–
Capital contributions from minority owners	**–**	29,600,000	22,205,503
Net cash (used in) provided by financing activities	**(40,826,780)**	35,247,398	30,862,496
(Decrease) increase in cash and cash equivalents	**(44,572,052)**	(2,763,223)	60,003,980
Cash and cash equivalents at beginning of period	**361,294,311**	364,057,534	304,053,554
Cash and cash equivalents at end of period	**$316,722,259**	$361,294,311	$ 364,057,534
Supplemental disclosure of cash flow information:			
Cash paid for interest	**$ 242,671**	$ 15,429	$ 258,086
Cash paid for income taxes	**$ 12,379,867**	$ 33,664,468	$ 175,180,680

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Knight Trading Group, Inc. and its subsidiaries (the "Company") operate in equity markets and asset management segments. The Company's equity markets segment is comprised of the following operating subsidiaries:

Domestic Subsidiaries

- Knight Securities, L.P. ("KS") operates as a market maker in over-the-counter equity securities ("OTC securities"), primarily those traded in the Nasdaq stock market and on the OTC Bulletin Board ("OTCBB"). KS is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the National Association of Securities Dealers ("NASD") and the Cincinnati Stock Exchange.

- Knight Capital Markets LLC ("KCM") operates as a market maker in the Nasdaq Intermarket™, the over-the-counter market for New York Stock Exchange (NYSE) and American Stock Exchange (AMEX)-listed securities. KCM is a broker-dealer registered with the SEC and is a member of the NASD.

- Knight Financial Products LLC ("KFP") operates as a market maker and specialist in options on individual equities, equity indices and fixed income futures instruments in the U.S. KFP, through its affiliate Knight Execution Partners LLC ("KEP"), also manages a professional option and equity execution services business. KFP and KEP are broker-dealers registered with the SEC. Additionally, KFP and KEP are members of the Chicago Board Options Exchange, American Stock Exchange, Philadelphia Stock Exchange, Pacific Stock Exchange and the International Securities Exchange. KFP is also a member of the Chicago Board of Trade and the Chicago Mercantile Exchange.

International Subsidiaries

- Knight Roundtable Europe Limited ("KREL"), which wholly owns Knight Securities International, Ltd. ("KSIL"), a U.K. registered broker-dealer, provides agency execution services for European investors in European and U.S. equities. KSIL also provided market-making services in European securities, however, these services were discontinued in 2002. The Company owns an approximate 85% interest in KREL. KSIL is regulated by the Financial Services Authority in the U.K. and is a member of the London Stock Exchange.

- Knight Securities Japan Ltd. ("KSJ") operates as a market maker in Japanese equity securities. The Company owns 60% of KSJ through a joint venture with Nikko Cordial Group. KSJ is regulated by the Financial Supervisory Agency in Japan.

The Company also maintains an asset management segment for institutional investors and high-net-worth individuals through its Deephaven Capital Management LLC ("Deephaven") subsidiary.

Note 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation and form of presentation

The accompanying consolidated financial statements include the accounts of the Company and its majority and wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash and cash equivalents

Cash and cash equivalents include money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 30 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Strategic investments

Strategic investments include equity ownership interests of less than 20% in financial services-related businesses and are accounted for under the equity method or at fair value. The equity method of accounting is used for investments in limited partnerships. The fair value of other investments, for which a quoted market or dealer price is not available, is based on management's estimate. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuations in the near term. Strategic investments, which include Nasdaq and other financial services-related businesses, are reviewed on an ongoing basis to ensure that the valuations have not been impaired.

Market-making activities

Securities owned and securities sold, not yet purchased, which primarily consist of listed and OTC equities and listed options contracts, are carried at market value and are recorded on a trade date basis. Net trading revenue (trading gains, net of trading losses) and commissions and related expenses, including compensation and benefits, execution and clearance fees and payments for order flow, are also recorded on a trade date basis. Payments for order flow represent payments to broker-dealers and institutions for directing their order executions to the Company. The Company's clearing agreements call for payment of or receipt of interest income, net of interest expense for facilitating the settlement and financing of securities transactions.

Asset management fees

The Company earns asset management fees for sponsoring and managing the investments of the Deephaven Market Neutral Master Fund (the "Deephaven Fund"). Such fees are recorded monthly as earned and are calculated as a percentage of the Deephaven Fund's monthly net assets, plus a percentage of a new high net asset value (the "Incentive Allocation Fee"), as defined, for any six month period ended June 30th or December 31st. A new high net asset value is generally defined as the amount by which the net asset value of the Deephaven Fund exceeds the greater of either the highest previous net asset value in the Deephaven Fund, or the net asset value at the time each investor made his purchase. If the Deephaven Fund recognizes a loss in the second half of a calendar year, the Incentive Allocation Fee is recalculated on an annual rather than a semi-annual basis.

Securities borrowed and securities loaned

Securities borrowed and securities loaned, which are included in Receivable from and Payable to brokers and dealers, are recorded at the amount of cash or other collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities that it has loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Securities borrowed and securities loaned transactions are conducted with banks and other securities firms.

Estimated fair value of financial instruments

The Company's securities owned and securities sold, not yet purchased are carried at market value, which is estimated using market quotations available from major securities exchanges, clearing brokers and dealers. Management estimates that the fair values of other financial instruments recognized on the Consolidated Statements of Financial Condition (including receivables, payables and accrued expenses) approximate their carrying values, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Accounting for derivatives

The Company's derivative financial instruments, comprised of listed options and futures, are all held for trading purposes and are carried at market value.

Goodwill and intangible assets

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142 *Goodwill and Other Intangible Assets* as of January 1, 2002. This statement established new standards for accounting for goodwill and intangible assets acquired outside of, and subsequent to, a business combination. Under the new standards, goodwill and intangible assets with an indefinite useful life are no longer being amortized, but are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets continue to be amortized over their useful lives, which have been determined to be 15 years.

Minority interest

Minority interest represents minority owners' share of net income or losses and equity in the Company's majority-owned consolidated subsidiaries.

Treasury stock

The Company records its purchases of treasury stock at cost as a separate component of Stockholders' equity. The Company obtains treasury stock through purchases in the open market or through privately negotiated transactions.

Foreign currencies

The functional currencies of the Company's consolidated foreign subsidiaries are the U.S. dollar and the Japanese yen. Assets and liabilities in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Consolidated Statements of Financial Condition. Revenues and expenses are translated at average rates during the periods. The foreign exchange gains and losses resulting from the translation of financial statements of a subsidiary whose functional currency is not the U.S. dollar are included as a separate component of Stockholders' equity. Gains or losses resulting from foreign currency transactions are included in Investment income and other.

Depreciation, amortization and occupancy

Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company records rent expense on a straight-line basis over the life of the lease. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

Writedown of fixed assets

Writedowns of fixed assets are recognized when it is determined that the fixed assets are no longer actively used and are determined to be impaired. The amount of the impairment writedown is determined by the difference between the carrying amount and the fair value of the fixed asset. In determining the impairment, an estimated fair value is obtained through research and inquiry of the market. Fixed assets are reviewed for impairment on a quarterly basis.

Lease loss accrual

It is the Company's policy to identify excess real estate capacity and where applicable, accrue for such future costs. In determining the accrual, a nominal cash flow analysis is performed, and costs related to the excess capacity are accrued.

Income taxes

The Company records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets and liabilities are included in Other assets and Accounts payable, accrued expenses and other liabilities, respectively.

Stock-based compensation

The Company applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations in accounting for its stock option plans. As options are granted at the then-market value, no compensation expense has been recognized for the fair values of the options granted to employees. See Note 15 for disclosures under SFAS 148.

The Company records as unamortized stock-based compensation in Stockholders' equity the fair market value on the date of grant of shares associated with restricted stock awards and amortizes the balance to compensation expense over the vesting period.

Other

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3: SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased are carried at market value and consist of the following:

DECEMBER 31,	2002	2001
Securities owned:		
Options	$ 946,933,768	$ 907,988,169
Equities	1,024,024,594	734,638,954
U.S. government obligations	13,541,722	18,380,407
Convertible bonds	–	93,474,975
	$1,984,500,084	$1,754,482,505
Securities sold, not yet purchased:		
Options	$1,174,484,615	$1,019,052,935
Equities	1,080,415,740	998,438,044
Convertible bonds	–	21,864,988
	$2,254,900,355	$2,039,355,967

Note 4: RECEIVABLE FROM/PAYABLE TO BROKERS AND DEALERS

At December 31, 2002, amounts receivable from and payable to brokers and dealers consist of the following:

DECEMBER 31,	2002	2001
Receivable:		
Clearing brokers	$476,466,438	$701,748,826
Securities borrowed	89,430	110,268,570
Securities failed to deliver	890,399	6,007,502
Other	2,748,863	2,078,581
	$480,195,130	$820,103,479
Payable:		
Clearing brokers	$ 34,182,937	$133,253,448
Securities loaned	–	81,325,484
Securities failed to receive	1,088,717	12,947,759
	$ 35,271,654	$227,526,691

The Company receives and pledges collateral approximately equal to the amount borrowed and loaned, respectively.

Note 5: GOODWILL AND INTANGIBLE ASSETS

The Company has adopted the provisions of SFAS No. 142 *Goodwill and Other Intangible Assets* as of January 1, 2002. This statement established new standards for accounting for goodwill and intangible assets acquired outside of, and subsequent to, a business combination. Under the new standards, goodwill and intangible assets with indefinite useful lives are no longer being amortized, but are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. In June 2002, we tested for the impairment of goodwill, all of which is attributable to our equity markets business segment, and concluded that there was no impairment of goodwill. As part of our test for impairment, we considered the profitability of the respective segment or reporting unit, an assessment of the fair value of the respective segment or reporting unit as well as the overall market value of the Company compared to its net book value.

Goodwill is net of accumulated amortization of $22,486,397 through December 31, 2001. The following table sets forth reported net earnings and EPS adjusted to exclude goodwill amortization expense recorded in 2001 and 2000:

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	2000
Net (loss)/income, as reported	$(43,241,664)	$38,525,567	$259,922,002
Pro forma amortization expense, net of tax benefit	–	3,829,885	3,021,509
Net (loss)/income, as adjusted	(43,241,664)	42,355,452	262,943,511
EPS, as reported			
Basic	$ (0.35)	$ 0.31	$ 2.12
Diluted	$ (0.36)	$ 0.31	$ 2.05
EPS, as adjusted			
Basic	$ (0.36)	$ 0.34	$ 2.15
Diluted	$ (0.36)	$ 0.34	$ 2.07

At December 31, 2002, the Company had intangible assets, all of which are attributable to our equity markets business segment, with a gross carrying amount of $40.2 million and accumulated amortization of $5.4 million, which primarily resulted from the purchase of various options related specialists posts. Intangible assets deemed to have definite lives are being amortized over their useful lives, which have been determined to be 15 years. The Company evaluates the remaining useful life of its intangible assets at least annually. In 2002, the Company recorded amortization expense relating to these intangible assets of $2.5 million. The estimated amortization expense relating to the intangible assets for each of the five succeeding years approximates $2.7 million.

Note 6: INVESTMENT IN DEEPHAVEN SPONSORED FUND

The Company's wholly owned subsidiary, Deephaven, is the investment manager and sponsor of the Deephaven Fund, which engages in various trading strategies involving equities, debt instruments and derivatives. The underlying investments in the Deephaven Fund are carried at market value. Of the $1.2 billion of assets under management in the Deephaven Fund as of December 31, 2002, the Company had an investment of $153.8 million. In addition, certain officers, directors and employees of the Company have invested approximately $17.6 million in the Deephaven Fund, in the aggregate, as of December 31, 2002.

Note 7: SIGNIFICANT CUSTOMERS

The Company considers significant customers to be customers who account for 10% or more of the total U.S. equity shares traded by the Company during the period. One customer accounted for 18.9% of the Company's total U.S. equity shares traded during 2002. Rebates paid to this firm for U.S. equity and U.S. options contract order flow amounted to $18.6 million during 2002. Additionally, the Company's investment in the Deephaven Fund is $153.8 million, which accounted for 12.2% of total assets under management. In addition to the Company, there were two other institutional investors that accounted for 10.4% and 12.4%, respectively, of the Deephaven Fund's assets under management.

Note 8: INTERNATIONAL CHARGES

During 2002, the Company incurred charges of $35.9 million related to its international businesses primarily due to the reduction of its European operations including the discontinuation of its European market-making operations. The charges consisted of $13.1 million related to the writedown of our investments in Nasdaq Europe, $3.8 million related to the writedown of our investment in Nasdaq Japan, $7.4 million related to the writedown of fixed assets that are no longer actively used, $6.2 million related to contract terminations, $4.2 million related to costs associated with excess real estate capacity and $1.2 million related to other charges.

Note 9: WRITEDOWN OF ASSETS AND LEASE LOSS ACCRUAL

The writedown of assets and lease loss accrual in 2002 was $16.2 million. The writedown primarily consists of $8.9 million related to costs associated with excess real estate capacity, $3.6 million related to the writedown of fixed assets that are no longer actively used, $3.0 million related to impaired strategic investments, and $700,000 related to a writedown of exchange seats. The writedown of assets and lease loss accrual in 2001 was $20.5 million. The writedown primarily consisted of $10.7 million related to impaired strategic investments, $6.8 million related to the writedown of fixed assets that are no longer actively used, $1.6 million related to a writedown of exchange seats and $1.4 million related to costs associated with excess real estate capacity.

Note 10: FIXED ASSETS AND LEASEHOLD IMPROVEMENTS

Fixed assets and leasehold improvements comprise the following:

	Depreciation Period	DECEMBER 31, 2002	2001
Computer hardware and software	3 years	**$109,605,943**	$111,888,136
Leasehold improvements	Life of Lease	**18,455,070**	18,687,442
Telephone systems	5 years	**5,509,557**	7,531,763
Furniture and fixtures	7 years	**7,783,391**	8,574,119
Trading systems	5 years	**1,946,131**	4,267,131
Equipment	5 years	**7,351,053**	6,682,405
		150,651,145	157,630,996
Less – Accumulated depreciation and amortization		**92,584,450**	67,505,292
		$ 58,066,695	$ 90,125,704

Note 11: COMMITMENTS AND CONTINGENT LIABILITIES

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings in the ordinary course of business. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a substantial judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company.

The Company leases office space under noncancelable operating leases. The office leases contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments to the Consumer Price Index. Rental expense under the office leases was as follows:

For the year ended December 31, 2000	$ 7,288,699
For the year ended December 31, 2001	11,275,328
For the year ended December 31, 2002	**15,480,044**

The Company leases certain computer and other equipment under noncancelable operating leases. In addition, the Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2002, future minimum rental commitments under all noncancelable office leases, and computer and equipment leases, guaranteed employment contracts longer than one year and other commitments ("Other Obligations") were as follows:

	Office Leases	Other Obligations	Total
Year ending December 31, 2003	$ 16,809,133	$23,843,766	$ 40,652,899
Year ending December 31, 2004	13,357,096	20,635,323	33,992,419
Year ending December 31, 2005	12,290,497	198,924	12,489,421
Year ending December 31, 2006	10,104,275	50,426	10,154,701
Year ending December 31, 2007	8,356,556	41,080	8,397,636
Thereafter through October 31, 2021	123,565,588	–	123,565,588
	$184,483,145	$44,769,519	$229,252,664

During the normal course of business, the Company collaterizes certain leases, employment agreements or other contractual obligations through letters of credit or segregated funds held in escrow accounts. As of December 31, 2002, the Company has provided an $11.0 million letter of credit, collateralized by U.S. Treasury Bills, as a guarantee for one of the Company's lease obligations. In addition, the Company has agreed to provide letters of credit or maintain escrow accounts, if requested, to collateralize employment contracts in an aggregate amount of approximately $10.1 million. As of December 31, 2002, the Company has $3.2 million in an escrow account to collateralize such obligations.

The Company has an agreement with one of its subsidiaries' clearing brokers, obligating the Company to generate and pay clearing fees totaling a minimum of $12.0 million during an 18-month period from the commencement of clearing services, which is expected to commence within the next three months.

At December 31, 2002, KSJ, a joint venture operation of which the Company owns 60%, has one daylight overdraft facility with a Japanese financial institution for 2 billion yen. The intraday credit facility is used to facilitate the daily gross settlement of securities transactions and bear market rates of interest in Japan.

In January 2002, KSJ entered into a 5 billion yen daylight overdraft facility with an affiliate of Nikko Cordial Group, the owner of the remaining 40% interest in the joint venture. Pursuant to the terms of the loan contract, both the Company and Nikko are required to guarantee liabilities arising from the overdraft facility in their respective percentages of ownership. This overdraft facility expired in February 2003 and has not been renewed.

The Company has agreements with the International Securities Exchange, L.L.C. (the "ISE") to purchase Class A and Class B membership interests of ISE with a total purchase price of approximately $28.5 million. The ISE demutualized on May 31, 2002 and as a result, the Company received shares of the ISE representing both equity interest and trading rights. In accordance with the purchase agreement, the Company made an initial payment at the time of the closing with further periodic payments to be made in the future based on a fixed dollar amount per contract traded. As the ISE has a call option on the memberships, the Company capitalizes the exchange memberships at a fixed dollar amount per contract traded. As of December 31, 2002, the Company had capitalized $4,272,500 of Equity Interest (Class A) and $8,991,842 of Trading Rights (Class B). These amounts are included in Strategic investments and Other assets, respectively, on the Statements of Financial Condition. The Company is not obligated to make future payments; however, the Company would forfeit its equity interest and its trading rights if it failed to meet its minimum payment obligations under the contract.

Note 12: EARNINGS PER SHARE

Basic earnings per common share ("EPS") have been calculated by dividing net income by the weighted average shares of Class A Common Stock outstanding during each respective period. Diluted EPS reflects the potential reduction in EPS using the treasury stock method to reflect the impact of common share equivalents if stock awards such as stock options and restricted stock were exercised or converted into common stock.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2002, 2001 and 2000:

FOR THE YEARS ENDED DECEMBER 31,	**2002**		2001		2000	
	Numerator/ Net Income	Denominator/ Shares	Numerator/ Net Income	Denominator/ Shares	Numerator/ Net Income	Denominator/ Shares
Loss and shares used in basic calculations	**$(43,241,664)**	**120,771,786**	$38,525,567	123,796,181	$259,922,002	122,520,733
Effect of dilutive stock awards	–	–	–	1,962,682	–	4,342,583
Loss and shares used in diluted calculations	**$(43,241,664)**	**120,771,786**	$38,525,567	125,758,863	$259,922,002	126,863,316
Basic earnings per share		**$(0.36)**		$0.31		$2.12
Diluted earnings per share		**$(0.36)**		$0.31		$2.05

For the year ended December 31, 2002, 1,374,689 shares of common stock equivalents were not included in the calculation of weighted average shares for diluted EPS because the Company incurred losses during the period and the effect of their inclusion would be anti-dilutive.

Note 13: EMPLOYEE BENEFIT PLAN

The Company sponsors 401(k) profit sharing plans (the "Plans") in which substantially all of its employees are eligible to participate. Under the terms of the Plans, the Company is required to make annual contributions to the Plans equal to 100% of the contributions made by its employees, up to certain limits. The total expense recognized with respect to the Plans was as follows:

For the year ended December 31, 2000	$2,856,197
For the year ended December 31, 2001	5,377,539
For the year ended December 31, 2002	**5,631,808**

Note 14: INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return as well as combined state income tax returns in certain jurisdictions. In other jurisdictions, the Company and its subsidiaries file separate company state income tax returns.

The provision (benefit) for income taxes consists of:

	2002	2001	2000
Current:			
U.S. federal	**$(18,847,271)**	$25,468,048	$145,441,308
U.S. state and local	**658,188**	5,006,968	18,560,206
	(18,189,083)	30,475,016	164,001,514
Deferred:			
U.S. federal	**323,063**	(3,171,776)	(4,119,805)
U.S. state and local	**(3,652,030)**	(1,841,994)	(435,315)
	(3,328,967)	(5,013,770)	(4,555,120)
Provision (benefit) for income taxes	**$(21,518,050)**	$25,461,246	$159,446,394

The following table reconciles the provision to the U.S. federal statutory income tax (benefit) rate:

	2002	2001	2000
U.S. federal statutory income tax (benefit) rate	**(35.0)%**	35.0%	35.0%
U.S. state and local income tax (benefit) rate, net of U.S. federal income tax effect	**(2.7)**	3.8	2.8
Non-U.S. operations	**7.1**	6.6	–
Nondeductible charges	**0.5**	2.7	0.4
Other, net	**0.9**	(1.2)	(0.1)
Effective income tax (benefit) rate	**(29.2)%**	46.9%	38.1%

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities at December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Deferred tax assets:			
Employee compensation and benefit plans	**$ 1,251,164**	$ 7,918,251	$5,709,498
Fixed assets and other amortizable assets	**5,823,587**	2,317,210	1,720,333
Reserves	**7,413,823**	4,896,738	–
Valuation of investments	**796,595**	–	–
State net operating loss carryforwards, net of federal	**2,499,216**	–	–
Total deferred tax assets	**17,784,385**	15,132,199	7,429,831
Deferred tax liabilities:			
Valuation of investments	**2,589,685**	1,019,651	564,428
Deferred management fees	**–**	2,246,815	13,440
Total deferred tax liabilities	**2,589,685**	3,266,466	577,868
Net deferred tax assets	**$15,194,700**	$11,865,733	$6,851,963

At December 31, 2002, the Company had net operating loss carryforwards for state income tax purposes. The estimated amount of such carryforwards ranged by jurisdiction up to approximately $56.0 million. These state net operating loss carryforwards expire between 2007 and 2022.

Note 15: LONG-TERM INCENTIVE PLANS

The Company established the Knight Trading Group, Inc. 1998 Long-Term Incentive Plan and the Knight Trading Group, Inc. 1998 Nonemployee Director Stock Option Plan (together, the "Plans") to provide long-term incentive compensation to selected employees and directors of Knight Trading Group and its subsidiaries. The Plans are administered by the compensation committee of the Company's Board of Directors, and allow for the grant of options, restricted stock and restricted stock units, as defined by the Plans. Including a stockholder-approved increase in the number of shares reserved under the Plans by 3,000,000 in May 2001, the maximum number of shares of Class A Common Stock reserved for the grant of options under the Plans is 27,819,000, subject to adjustment. The maximum number of restricted stock and restricted stock units that may be issued under each of the Plans is 3,000,000 each, which includes a 2,000,000 share increase for each type of award that was approved by stockholders in May 2001. In addition, the Plans limit the number of options or shares that may be granted to a single individual, and the Plans also limit the number of shares of restricted stock that may be awarded.

It is the Company's policy to grant options for the purchase of shares of Class A Common Stock at not less than market value, which the Plans define as the average of the high and low sales prices on the date prior to the grant date. Options and awards generally vest over a three- or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the agreements. The Company has the right to fully vest employees in their option grants and awards upon retirement. The following is a reconciliation of option activity for the Plans for 2002 and 2001, and a summary of options outstanding and exercisable at December 31, 2002:

	2002		2001	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, January 1	**13,012,875**	**$17.39**	12,393,425	$19.51
Granted at market value	**14,341,790**	**4.90**	4,462,576	16.17
Exercised	**(52,450)**	**7.15**	(784,850)	7.24
Surrendered	**(3,855,534)**	**18.05**	(3,058,276)	26.78
Outstanding at December 31	**23,446,681**	**$ 9.67**	13,012,875	$17.39
Vested at December 31	**9,320,257**	**$11.85**	5,557,633	$12.97
Available for future grants at December 31*	**1,030,737**		12,078,700	
Weighted average fair value of grants during the year (at market value, based on Black-Scholes)		**$ 2.73**		$ 7.42

*represents both options and awards available for grant

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding at 12/31/02	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/02	Weighted Average Exercise Price
$ 3.64–$ 4.22	8,605,000	4.58	$4.18	0	N/A
$ 4.55–$ 7.08	4,702,860	6.51	5.61	2,011,609	$ 6.08
$ 7.25	5,237,875	3.93	7.25	5,237,875	7.25
$ 7.38–$17.75	2,490,446	3.57	14.38	784,605	14.91
$18.49–$37.44	693,000	6.95	28.66	400,918	28.53
$39.84–$71.38	1,717,500	7.03	41.16	885,250	41.89

The Company granted a total of 499,425 restricted shares of Class A Common Stock to certain current employees of the Company under the 1998 Long-Term Incentive Plan (the "1998 Plan"). In addition, 1,128,256 restricted shares of Class A Common Stock were granted to certain current employees of the Company outside of the 1998 Plan. At December 31, 2002, the Company had 1,563,725 restricted shares outstanding, in aggregate, both under and outside of the 1998 Plan. Such grants were made at fair market value and with terms consistent with the Plan. The Company recognizes compensation expense for the fair values of the restricted shares of Class A Common Stock granted to employees. In 2002, the Company recorded compensation expense of $2.0 million for all of its outstanding restricted shares, which has been included in Compensation and Benefits in the Consolidated Statements of Operations. The unamortized portion of the restricted shares is recognized as compensation expense over the vesting period. The restricted stock requires future service as a condition of the vesting of the underlying shares of common stock.

The Company applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its stock option plans. As options are granted at the then-market value, no compensation expense has been recognized for the fair values of the options granted to employees. Had compensation expense for the Company's options been determined based on the fair value at the grant dates in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company's net income and earnings per share amounts for the years ended December 31, 2002, 2001 and 2000 would have been as follows:

	2002	2001	2000
Net income (loss), as reported	**$(43,241,664)**	$38,525,567	$259,922,002
Pro forma net income (loss)	**(55,845,020)**	19,670,080	232,403,643
Basic earnings per share, as reported	**(0.36)**	0.31	2.12
Diluted earnings per share, as reported	**(0.36)**	0.31	2.05
Pro forma basic earnings per share	**(0.46)**	0.16	1.90
Pro forma diluted earnings per share	**(0.46)**	0.16	1.83

The fair value of each option granted is estimated as of its respective grant date using the Black-Scholes option-pricing model with the following assumptions:

	2002	2001	2000
Dividend yield	**0.0%**	0.0%	0.0%
Expected volatility	**65%**	65%	70%
Risk-free interest rate	**3.0%**	4.5%	6.0%
Expected life (in years)	**4**	4	5

On December 11, 2002, the Company filed with the SEC a Tender Offer Statement on Schedule TO and associated documents relating to an offer to exchange all outstanding vested and unvested options granted under the Plan (the "Exchange Program"). To be eligible for the Exchange Program the options had to have an exercise price of at least $14.00 and be held by current employees who had not received an option grant since June 1, 2002. Members of the Company's Board of Directors and executive officers were excluded from participating in the Exchange Program.

Under the Exchange Program, for every option to purchase two-and-a-half shares tendered for exchange, a new option to purchase one share will be issued, at a date no earlier than the first business day that is at least six months and one day after the date the Company cancelled the options, at a price not less than the market value on the issuance date and with a two-year vesting period. The Exchange Program has been structured to comply with FIN 44 of APB 25 in order to achieve the same accounting treatment as the original option grants that were tendered for exchange. Of the total options outstanding, approximately 1.8 million were eligible to be exchanged.

The offering period under the Exchange Program expired on January 17, 2003. A total of 1,436,750 options to purchase one share were cancelled. In accordance with the Exchange Program, 574,700 options to purchase one share will be granted to current employees at a date no earlier than July 18, 2003. The remaining 862,050 options to purchase one share have been added to the total number of options available for future grants.

Note 16: FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a market maker of OTC and listed stocks and listed options contracts, the majority of the Company's securities transactions are conducted as principal with broker-dealer and institutional counterparties primarily located in the United States. The Company clears all of its securities transactions through clearing brokers. Accordingly, a substantial portion of the Company's credit exposures are concentrated with its clearing brokers. The clearing brokers can rehypothecate the securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded liabilities of approximately $2.0 million with regard to this right. The Company has the ability to pursue collection from or performance with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

Derivative contracts are financial instruments whose value is based upon the value of the underlying asset, index, reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its options market-making and trading business and its overall risk management process. These financial instruments, which generally include exchange-traded options, options on futures and futures contracts, expose the Company to varying degrees of market and credit risk. The Company records its derivative-trading activities at market value, and unrealized gains and losses are recognized currently.

In November 2002, the FASB issued FIN 45 *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which requires the Company to disclose information about obligations under certain guarantee arrangements. FIN 45 defines a guarantee as a contract that contingently requires the Company to pay a guaranteed party based on: (a) changes in an underlying asset, liability or equity security of the guaranteed party, or (b) a third party's failure to perform under a specified agreement. The Company considers written put and call options to be guarantees under FIN 45.

In addition to the contracts described above, there are certain derivative contracts to which the Company is a counterparty that meet the characteristics of a guarantee under FIN 45. These derivatives are recorded on the Statements of Financial Condition at fair value. These contracts include written put options that may require the Company to purchase assets from the option holder at a specified price by a specified date in the future. The total intrinsic value of these derivatives that the Company deems to be guarantees was approximately $7.5 billion at December 31, 2002. The Company reduces its exposures to these contracts by entering into offsetting transactions, or by entering into contracts that hedge the market risk related to these contracts.

Upon the retirement of Mr. Irvin Kessler, the former chief executive officer of Deephaven, as of December 31, 2001, the Company entered into a consulting agreement with Mr. Kessler. In order to maintain Mr. Kessler's relationships with the Deephaven Fund investors and maintain Mr. Kessler's continued investment in the Deephaven Fund, the Company agreed to provide Mr. Kessler with a full recourse collateralized loan of $25.0 million. On June 13, 2002, the Company entered into loan and security documents with Mr. Kessler providing for such a loan. The loan matures on March 31, 2003, and is callable at the discretion of the Company at any time, such prepayment to be made no later than 120 days after notice to Mr. Kessler of such demand for prepayment.

The Company has no other loans to any former or current officers or directors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17: NET CAPITAL REQUIREMENTS

As registered broker-dealers, KS, KCM, KFP and KEP are subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. Additionally, KS and KCM are members of the NASD, and KFP and KEP are members of the Chicago Board Options Exchange, the American Stock Exchange, the Pacific Exchange, the Philadelphia Stock Exchange and the International Stock Exchange. KFP is also a member of the Chicago Board of Trade and the Chicago Mercantile Exchange. KSIL and KSJ are subject to regulatory requirements in the countries in which they operate, including the requirements of the Financial Services Authority in the United Kingdom and the Financial Supervisory Agency in Japan, respectively. As of December 31, 2002, the Company was in compliance with these capital adequacy requirements.

The following table sets forth the net capital levels and requirements for the following broker-dealer subsidiaries at December 31, 2002 (in millions):

Entity	Net Capital	Minimum Net Capital	Excess Net Capital
KS	**$142.4**	**$3.1**	**$139.3**
KFP	**34.3**	**0.3**	**34.0**
KCM	**32.5**	**1.0**	**31.5**
KEP	**2.9**	**0.3**	**2.6**
KSIL	**2.7**	**1.9**	**0.8**
KSJ*	**22.7**	**4.1**	**18.6**

*Amounts for KSJ were translated from Japanese yen to the U.S. dollar using the December 31, 2002 exchange rate.

Note 18: SUBSEQUENT EVENTS

On March 31, 2003, the Company and its partner, Nikko, announced that KSJ will cease its trading operations by early May 2003. Following such date, the parties will commence the process required to liquidate KSJ. The Company expects to record a charge of up to three cents ($0.03) per share during the second quarter of 2003 relating to the liquidation of KSJ.

During the first quarter of 2003, the Company recorded an additional $9.8 million lease loss accrual related to excess real estate capacity in Jersey City, New Jersey, due to further softening of the real estate market. The accrual was based on our revised sub-lease assumptions received from our real estate advisors, which assumes a sub-lease will commence in mid-2004.

In accordance with our policy of accounting for strategic investments at fair value, during the first quarter of 2003, the Company wrote-down its investment in Nasdaq by $6.8 million.

In the first quarter of 2003, the Company will record a charge of approximately $3.0 million for severance and other separation payments related to workforce reductions.

Note 19: BUSINESS SEGMENTS

The Company has two reportable business segments: equity markets and asset management. Equity markets includes two geographic classifications, domestic and international. Domestic equity markets primarily represents market-making in U.S. equity securities listed on Nasdaq, on the OTCBB of the NASD, in the Nasdaq Intermarket™ and in U.S. options on individual equities, equity indices and fixed income futures instruments. International equity markets includes market-making in equities in Europe and Japan and in options in Europe and Australia. Market-making in Europe and Australia was discontinued during 2002. The asset management segment consists of investment management and sponsorship of the Deephaven Fund.

The Company's net revenues, income before income taxes and minority interest and assets by segment are summarized below:

	Domestic Equity Markets[1,3]	International Equity Markets[2]	Total Equity Markets	Asset Management[3]	Eliminations[4]	Consolidated Total
For the year ended December 31, 2002:						
Revenues	**$ 474,827,410**	**$ 15,431,055**	**$ 490,258,465**	**$ 47,409,632**	**$(10,311,990)**	**$ 527,356,107**
(Loss) income before income taxes and minority interest	**(33,995,193)**	**(62,734,492)**	**(96,729,685)**	**22,921,581**	**–**	**(73,808,104)**
Total assets	**2,906,271,508**	**80,539,991**	**2,986,811,499**	**185,064,807**	**–**	**3,171,876,306**
For the year ended December 31, 2001:						
Revenues	$ 634,114,598	$ 13,904,370	$ 648,018,968	$ 42,699,070	$ (6,005,663)	$ 684,712,375
Income (loss) before income taxes and minority interest	91,296,989	(63,404,038)	27,892,951	26,452,201	–	54,345,152
Total assets	2,791,224,251	364,227,237	3,155,451,488	71,235,467	–	3,226,686,955
For the year ended December 31, 2000:						
Revenues	$1,204,706,597	$ 31,804,475	$1,236,511,072	$ 46,094,714	$(25,296,038)	$1,257,309,748
Income (loss) before income taxes and minority interest	391,336,437	(7,503,466)	383,832,971	34,698,473	–	418,531,444
Total assets	2,136,341,089	345,354,279	2,481,695,368	39,713,804	–	2,521,409,172

[1] Losses before income taxes and minority interest for 2002 include $16.2 million in writedowns of assets and lease loss accruals described in Note 9 and $7.0 million in severance expense. The pre-tax numbers for 2001 include $20.5 million related to the writedown of assets and lease loss accrual described in Note 9 and $4.1 million in severance expense.

[2] Losses before income taxes and minority interest for 2002 include $35.9 million in international charges described in Note 8 and $3.2 million in severance expense. Losses before income taxes and minority interest for 2001 include $1.8 million in severance expense.

[3] The Company had invested $153.8 million, $50.9 million and $12.3 million in the Deephaven Fund at December 31, 2002, 2001 and 2000, respectively. This investment is included in the assets of the asset management segment. Revenues generated by the Deephaven Fund investments made by the Company for 2002, 2001 and 2000 were $10.7 million, $5.0 million and $3.6 million, respectively.

[4] Eliminations primarily represent management fees earned by certain of the Company's subsidiaries for management services provided to other subsidiaries.

Note 20: CONDENSED FINANCIAL STATEMENTS OF KNIGHT TRADING GROUP, INC. (PARENT ONLY)

Presented below are the Condensed Statements of Financial Condition, Income and Cash Flows for the Company on an unconsolidated basis.

STATEMENTS OF FINANCIAL CONDITION

Knight Trading Group, Inc. (parent only)

DECEMBER 31,	**2002**	2001
Assets		
Cash and cash equivalents	**$ 27,259,388**	$ 11,000,203
Securities owned, at market value	**12,869,268**	26,404,975
Investments in subsidiaries, equity method	**540,619,162**	756,371,712
Investments in Deephaven sponsored fund	**148,688,005**	–
Strategic investments	**2,224,958**	–
Receivable from subsidiaries	**–**	31,978,297
Income taxes receivable	**22,327,416**	–
Other assets	**26,074,532**	26,448,600
Total assets	**$780,062,729**	$852,203,787
Liabilities and Stockholders' Equity		
Liabilities		
Accrued compensation expense	**$ 10,712,420**	$ 12,767,462
Accounts payable, accrued expenses and other liabilities	**2,701,919**	3,558,645
Payable to subsidiaries	**10,232,621**	–
Income taxes payable	**–**	1,621,256
Total liabilities	**23,646,960**	17,947,363
Total stockholders' equity	**756,415,769**	834,256,424
Total liabilities and stockholders' equity	**$780,062,729**	$852,203,787

STATEMENTS OF OPERATIONS

Knight Trading Group, Inc. (parent only)

FOR THE YEARS ENDED DECEMBER 31,	**2002**	2001	2000
Revenues			
Equity (losses) earnings of subsidiaries	**$(41,553,774)**	$49,564,400	$265,900,963
Corporate management fees	**34,240,628**	4,516,712	–
Investment income and other	**9,952,197**	3,293,498	2,580,130
Total revenues	**2,639,051**	57,374,610	268,481,093
Expenses			
Compensation expense	**23,078,621**	6,060,707	–
Professional fees	**6,386,355**	5,230,621	5,562,241
Business development	**3,512,812**	2,019,224	3,193,359
International charges	**3,967,264**	–	–
Other	**8,598,805**	3,645,758	1,064,815
Total expenses	**45,543,857**	16,956,310	9,820,415
Income before income taxes	**(42,904,806)**	40,418,300	258,660,678
Income tax expense (benefit)	**336,858**	1,892,733	(1,261,324)
Net (loss) income	**$(43,241,664)**	$38,525,567	$259,922,002

STATEMENTS OF CASH FLOWS
Knight Trading Group, Inc. (parent only)

FOR THE YEARS ENDED DECEMBER 31,	**2002**	2001	2000
Cash flows from operating activities			
Net (loss) income	**$ (43,241,664)**	$ 38,525,567	$ 259,922,002
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities			
Equity earnings of subsidiaries	**41,553,774**	(49,564,400)	(265,900,963)
International charges	**3,967,264**	–	–
Stock-based compensation	**1,977,616**	173,599	–
Income tax credit from stock options exercised	**98,645**	2,612,132	8,998,927
(Increase) decrease in operating assets			
Securities owned	**13,535,707**	(14,249,523)	(12,155,452)
Receivable from subsidiaries	**31,978,297**	(26,095,212)	12,567,100
Income taxes receivable	**(22,327,416)**	–	–
Other assets	**(3,593,196)**	(10,870,125)	(6,472,250)
Increase (decrease) in operating liabilities			
Accrued compensation expense	**(2,055,042)**	2,405,937	4,502,579
Accounts payable, accrued expenses and other liabilities	**(856,725)**	1,426,757	(13,062,080)
Payable to subsidiaries	**10,232,621**	–	–
Income taxes payable	**(1,621,256)**	(2,833,350)	(13,101,481)
Net cash provided by (used in) operating activities	**29,648,625**	(58,468,618)	(24,701,618)
Cash flows from investing activities			
Investment in Deephaven sponsored fund	**(148,688,005)**	–	–
Strategic investments	**(2,224,958)**	–	–
Capital contributions to subsidiaries	**(29,799,939)**	(32,496,862)	(129,810,015)
Net cash used in investing activities	**(180,712,902)**	(32,496,862)	(129,810,015)
Cash flows from financing activities			
Stock options exercised	**411,188**	5,647,398	8,656,993
Cost of common stock repurchased	**(41,237,968)**	–	–
Dividends received from subsidiaries	**208,150,242**	70,444,193	72,000,000
Net cash provided by financing activities	**167,323,462**	76,091,591	80,656,993
(Decrease) increase in cash and cash equivalents	**16,259,185**	(14,873,889)	(73,854,640)
Cash and cash equivalents at beginning of period	**11,000,203**	25,874,092	99,728,732
Cash and cash equivalents at end of period	**$ 27,259,388**	$ 11,000,203	$ 25,874,092
Supplemental disclosure of cash flow information:			
Cash paid for interest	**$ 242,273**	$ 37	$ 32,718
Cash paid for income taxes	**$ 12,379,867**	$ 33,664,468	$ 175,180,680

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF KNIGHT TRADING GROUP, INC.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Knight Trading Group, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 5, the Company has adopted the goodwill provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*.



New York, New York
January 23, 2003, except Note 18,
as to which is dated March 31, 2003

DIRECTORS AND MANAGEMENT TEAM

As of March 31, 2003

BOARD OF DIRECTORS

Charles V. Doherty [1,2,3,4,5]
Chairman of the Board

Thomas M. Joyce
Chief Executive Officer
& President

Anthony M. Sanfilippo
Executive Vice President, Head
of Broker-Dealer Client Group

Robert Greifeld [4]
Executive Vice President,
SunGard Data Systems

Gary R. Griffith [3,4,5]
Independent Consultant

Robert M. Lazarowitz [2,4]
Co-Founder &
Former Executive Vice President
of Knight Trading Group, Inc.

Bruce R. McMaken [3,4,5]
Senior Vice President & Managing
Director of Corporate Finance,
Sanders Morris Harris Inc.

Rodger O. Riney [2,4]
President, Scottrade, Inc.

[1] *Non-Executive Chairman*
[2] *Member of Compensation Committee*
[3] *Member of Finance and Audit Committee*
[4] *Member of Nominating and Corporate Governance Committee*
[5] *Member of 162(m) Committee*

MANAGEMENT TEAM

*Thomas M. Joyce**
Chief Executive Officer & President

Client Group
*Anthony M. Sanfilippo**
Broker-Dealers

*Gregory C. Voetsch**
Institutions

Products & Services
Glenn T. Callen
Equity Markets: Cash Equity Trading

Peter A. Santoro
Equity Markets: Options Trading
& Risk Management

Colin Smith
Asset Management:
Deephaven Capital Management

Disciplines
*John H. Bluher**
Legal, Compliance
& Risk Management

*John B. Howard**
Accounting & Finance

*Derek N. Stein**
Human Resources, Operations,
Service & Technology

Margaret E. Wyrwas
Corporate Communication
& Investor Relations

* These executive officers are required under Section 16(a) of the Exchange Act to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission ("SEC") and the Nasdaq Stock Market. Further detail is available in Knight Trading Group, Inc.'s 2002 proxy filing with the SEC, also located on our Web site at www.knighttradinggroup.com.

CORPORATE HEADQUARTERS AND OFFICES

As of March 31, 2003

KNIGHT TRADING GROUP, INC.

Newport Tower
525 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508

Asset Management

Deephaven Capital Management

Main Office:
130 Cheshire Lane
Suite 102
Minnetonka, Minnesota 55305
Telephone: 952.249.5700
Fax: 952.249.5320

33/35 Cornhill Street
London EC3
United Kingdom
Telephone: +44.20.7469.1900
Fax: +44.20.7469.1850

Equity Markets

260 Franklin Street
Suite 520
Boston, Massachusetts 02110
Telephone: 617.912.3200
Fax: 617.912.3250
Toll Free: 800.771.8099

111 West Jackson Boulevard
10th Floor
Chicago, Illinois 60604
Telephone: 312.379.2600
Fax: 312.379.2519
Toll Free: 800.279.7695
Toll Free: 800.430.3434

100 Jericho Quadrangle
Suite 241
Jericho, New York 11753
Telephone: 212.336.7800
Fax: 516.937.5356

Newport Tower
525 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508

The London Stock Exchange Building
2 Throgmorton Street
London EC2 N1TE
United Kingdom
Telephone: +44.20.7997.1234
Fax: +44.20.7997.4321

130 Cheshire Lane
Suite 202
Minnetonka, Minnesota 55305
Telephone: 952.249.5500
Fax: 952.249.5300

111 Broadway
10th Floor
New York, New York 10006
Telephone: 212.346.7106
Fax: 212.346.7271

2000 Market Street
Suite 760
Philadelphia, Pennsylvania 19103
Telephone: 215.282.6900
Fax: 215.282.6951

100 Manhattanville Road
Purchase, New York 10577
Telephone: 914.251.5800
Fax: 914.251.5839
Toll Free: 800.677.8746

220 Montgomery Street
Suite 546
San Francisco, California 94104
Telephone: 415.399.5174
Fax: 415.395.7383

One Market Street
Suite 3523
San Francisco, California 94105
Telephone: 415.541.3920
Fax: 415.293.7657
Toll Free: 866.612.7095

4699 Old Ironsides Drive
Suite 210
Santa Clara, California 95054
Telephone: 408.855.0800
Fax: 408.492.1290

Shinjuku Park Tower Building
S-34th Floor
3-7-1 Nishi-Shinjuku
Shinjuku-ku
Tokyo, Japan 163-1034
Telephone: +81.3.3345.3777
Fax: +81.3.3345.3789


KNIGHT

Design: Critt Graham www.crittgraham.com Copywriting: Margaret E. Wyrwas, Kara A. Fitzsimmons, Judith A. Pirro, Catherine C. Smith Printing: QuebecorWorld Acme

ANNUAL MEETING The Annual Meeting will take place at 1:00 p.m. Eastern Daylight Time on Wednesday, May 14, 2003 at the Courtyard by Marriott, Jersey City/Newport, 540 Washington Boulevard, Jersey City, New Jersey 07310.

COMMON STOCK The Class A Common Stock is listed in the Nasdaq National Market System under the symbol "NITE." Public trading of the Company's Class A Common Stock commenced on July 8, 1998. The Company's common stock underwent a 2-for-1 stock split on May 14, 1999 at the close of business. The current CUSIP number is 499063 10 5.

DIVIDEND POLICY The Company has never declared or paid cash dividends on its Class A Common Stock. The Company currently intends to retain all of its retained earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

CORPORATE WEB SITE www.knighttradinggroup.com

PUBLICATIONS Copies of the Annual Report, the Annual Report on SEC Form 10-K, Quarterly Reports on SEC Form 10-Q, Current Reports on SEC Form 8-K, Proxy Statements, Press Releases and general information are available through the corporate Web site, by calling Investor and Shareholder Relations at 201.356.1548, or by writing Investor and Shareholder Relations at the Corporate Headquarters address.

CONTACT INFORMATION Analyst, Investor, Media and Public Relations inquiries should be directed to Margaret E. Wyrwas, Senior Vice President, Corporate Communication and Investor Relations, at the Corporate Headquarters address, or call 201.557.6954. Media inquiries may be directed to Kara A. Fitzsimmons, Vice President, Corporate Communication at 201.356.1523. Investor and Shareholder inquiries may be directed to Judith A. Pirro, Manager, Investor and Shareholder Relations at 201.356.1548.

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, New York 10036

OUTSIDE COUNSEL
Skadden, Arps, Slate,
Meagher & Flom LLP
4 Times Square
New York, New York 10036

CONSOLIDATED SUBSIDIARIES
For a list of our regulated broker-dealer subsidiaries, please refer to our Annual Report on SEC Form 10-K.

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey 07606-1915
Telephone: 800.851.9677
www.mellon-investor.com

Securities and services are offered by Knight Trading Group's regulated broker-dealer subsidiaries which are duly registered with the Securities and Exchange Commission: Knight Securities, L.P. (member NASD, Cincinnati Stock Exchange); Knight Capital Markets LLC (member NASD); Knight Financial Products LLC (member Chicago Board Options Exchange, American Stock Exchange, Pacific Exchange, Philadelphia Stock Exchange, International Securities Exchange, Chicago Board of Trade and Chicago Mercantile Exchange); and Knight Execution Partners LLC (member of all five options exchanges as well as the Options Clearing Corp.).

Unless the context otherwise requires, the "Company," "Knight," "We," or "Our" shall mean Knight Trading Group, Inc. and its consolidated subsidiaries.

Certain statements contained in this annual report, including without limitation, those under "Management's Discussion and Analysis of Financial Condition and Results of Operations" (MD&A) and statements containing the words "believes," intends," expects," anticipates" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Report Act of 1995. These forward-looking statements are not historical facts and are based on current expectations, estimates and projections about the Company's industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Since such statements involve risks and uncertainties, the actual results and performance of the Company may turn out to be materially different from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this report. Readers should carefully review the risks and uncertainties details under "Certain Factors Affecting Results of Operations" in the MD&A herein and in other reports or documents the Company files from time to time with the Securities and Exchange Commission. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained in this report.


KNIGHT

Corporate Headquarters

Knight Trading Group, Inc.
Newport Tower
525 Washington Boulevard
Jersey City, New Jersey 07310

Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508

Nasdaq: NITE

www.knighttradinggroup.com